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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

MWI Veterinary Supply, Inc.
(Name of Subject Company)

MWI Veterinary Supply, Inc.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

55402X 10 5
(CUSIP Number of Class of Securities)

James F. Cleary, Jr.
President and Chief Executive Officer
3041 W. Pasadena Dr.
Boise, Idaho 83705
(208) 955-8930

With copies to:
Stephen M. Leitzell Esq.
Dechert LLP
2929 Arch Street
Philadelphia, Pennsylvania 19104
(215) 994-4000

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of the persons filing statement)

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION

(a)   Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is MWI Veterinary Supply, Inc., a Delaware corporation (the "Company," "MWI," "we" or "us"). The Company's principal executive offices are located at 3041 W. Pasadena Dr., Boise, Idaho 83705. The Company's telephone number at such address is (208) 955-8930.

(b)   Securities

        The title of the class of equity securities to which this Schedule 14D-9 relates is the Company's common stock, par value $0.01 per share (each, a "Share"). As of the close of business on January 23, 2015, there were 12,913,187 Shares issued and outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

(a)   Name and Address

        The filing person is the subject company. The name, business address and business telephone number of the Company are set forth above in "Item 1. Subject Company Information—Name and Address."

(b)   Tender Offer

        This Schedule 14D-9 relates to the cash tender offer (the "Offer") by Roscoe Acquisition Corp., a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of AmerisourceBergen Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on January 26, 2015 (as amended or supplemented from time to time, and together with the exhibits thereto, the "Schedule TO"), to purchase all of the issued and outstanding Shares at a purchase price of $190.00 per Share (the "Offer Price"), net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 26, 2015 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal"). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 11, 2015 (as amended or modified from time to time, the "Merger Agreement"), among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer (the "Offer Closing") and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving as a wholly-owned subsidiary of Parent (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share not acquired in the Offer (other than Shares owned by Parent or Purchaser, held by the Company in treasury or held by holders who properly demand appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (the "DGCL")) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes (the "Merger Consideration").

        The treatment of awards under the Company's benefit plans, including options, is discussed below under "Item 3—Past Contacts, Transactions, Negotiations and Agreements."

        The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the acquisition by Purchaser in the Offer of at least such percentage of the stock of the Company as would be required to adopt the Merger Agreement at a meeting of stockholders, which in the case of the Company is one Share more than 50% of the number of Shares that are then issued and outstanding. Because the Merger will be effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of the Company will be required to consummate the Merger.

        The Offer is initially scheduled to expire at 11:59 p.m., New York City time, on February 23, 2015, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the Securities and Exchange Commission (the "SEC") or applicable law (as so extended, if applicable, the "Expiration Time").

        The foregoing summary of the Offer and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement.

        The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 1300 Morris Drive, Chesterbrook, Pennsylvania 19087, and the telephone number at such principal offices is (610) 727-7000.

        For the reasons described in more detail below, the board of directors of the Company (the "Company Board" or the "Board") unanimously recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. The foregoing descriptions of the Merger Agreement and the Offer do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Except as set forth in this Schedule 14D-9 or in the Information Statement attached to this Statement as Annex A and incorporated herein by reference (the "Information Statement"), or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand and (ii) either (x) the Company or any of the Company's executive officers, directors or affiliates or (y) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

        In considering the recommendation of the Board, you should be aware that the Company's directors and executive officers have interests in the Offer that are different from, or in addition to, those of its stockholders. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in making its recommendation.

Relationship with Parent, Purchaser and Certain of Their Affiliates

  Merger Agreement

        On January 11, 2015, the Company, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in Section 11—"The Transaction Agreements" of the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been included to provide investors and stockholders with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent or Purchaser, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Merger. The representations, warranties and covenants contained in the agreements were made only as of specified dates for the purposes of the Merger Agreement, were made solely for the benefit of the parties thereto and may be subject to qualifications and limitations agreed upon by the parties. In particular, the representations, warranties and covenants contained in the Merger Agreement and described in the Offer to Purchase were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts, and may have been qualified by confidential disclosures. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and to reports and documents filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in this Schedule 14D-9, the Offer to Purchase or the parties' public disclosures. Investors are not third-party beneficiaries under the Merger Agreement, except that from and after the Effective Time, investors shall be third party beneficiaries of Purchaser's obligation to pay the Merger Consideration in the Merger. Accordingly, investors and stockholders are strongly encouraged not to rely on such representations, warranties and covenants as characterizations of the actual state of facts or condition of the Company, Parent, Purchaser, any of their respective subsidiaries or affiliates, or any other party.

  Confidentiality Agreement

        On August 5, 2014, Parent and the Company entered into a reciprocal confidentiality agreement (the "Confidentiality Agreement"). Under the Confidentiality Agreement, each of Parent and the Company agreed, among other things, to keep all non-public information concerning the other party confidential (subject to certain exceptions) and use such information solely for exclusive purpose of evaluating a possible transaction between Parent and the Company. Under the Confidentiality Agreement, Parent is also subject to certain customary "standstill" restrictions with respect to the securities of the Company and certain non-solicitation restrictions with respect to employees of the Company for one year after the date of the Confidentiality Agreement (although those restrictions do not apply to the Offer, the Merger or the other transactions contemplated by the Merger Agreement). This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

  Representation on the Board

        The Merger Agreement provides that, effective after initial acceptance for payment by Purchaser of the Shares tendered pursuant to the Offer representing at least a majority of the Shares (such time hereinafter referred to as the "Acceptance Time"), subject to compliance with applicable laws and applicable rules of the NASDAQ Global Select Market, Purchaser will be entitled to elect or designate to the Board the number of directors, rounded up to the next whole number, equal to the product of (i) the total number of directors on the Board (after giving effect to the directors elected or designated by Purchaser pursuant the terms of the Merger Agreement) and (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and any of their subsidiaries bears to the total number of Shares then outstanding. Upon the request of Purchaser at any time following the Acceptance Time, the Company and the Board will cause Purchaser's designees to be so appointed, including promptly filling vacancies or newly created directorships on the Board, promptly increasing the size of the Board (including by amending the bylaws of the Company if necessary) and/or promptly securing the resignations of such number of its incumbent directors as are necessary or desirable to enable Purchaser's designees to be so elected or designated to the Board. The Company will also cause individuals elected or designated by Purchaser to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of each committee of the Board to the extent permitted by applicable laws and the rules of the NASDAQ Global Select Market.

        Following the Acceptance Time, the Company will, upon Parent's request, take all actions reasonably necessary to elect to be treated as a "Controlled Company" for purposes of Listing Rule 5615(c) of the NASDAQ rules (or any successor provision).

        From and after the Offer Closing and prior to the Effective Time, the Merger Agreement may not be amended, modified or terminated.

        For more information see Section 11—"The Transaction Agreements—The Merger Agreement—Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer" of the Offer to Purchase.

        The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of holders of Shares as described in the Information Statement, and is incorporated herein by reference.

        The foregoing summary of the provisions of the Merger Agreement concerning representation on the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Arrangements with Current Executive Officers and Directors of the Company

  Overview

        Certain of the Company's executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in "Item 4. The Solicitation or Recommendation—Background and Reasons for the Recommendation—Reasons for Recommendation."

        As described in more detail below, these interests potentially include:

  •
  Accelerated vesting of shares of Company Restricted Stock (as defined below) and the lapsing of the restrictions thereon as of the Offer Closing, with each such share of Company Restricted Stock being treated identically to all other Shares with respect to payment of the Offer Price at the Effective Time, without any interest and less any applicable withholding taxes;

  •
  Cancelation of outstanding and unexercised Company Options (as defined below) at the Effective Time in exchange for the right to receive a cash payment (without interest and less required withholding taxes and deductions) equal to the product of (i) the number of Shares subject to such Company Option as of immediately prior to the Effective Time and (ii) the excess, if any, of the Offer Price over the exercise price per Share subject to such Company Option;

  •
  Eligibility of certain executive officers for payments and benefits under Executive Severance Agreements (as defined below) upon certain types of terminations of employment following the Acceptance Time; and

  •
  Entitlement to the indemnification and exculpation benefits in favor of directors and officers of the Company described in more detail in "Indemnification and Exculpation of Directors and Officers" below.

        For further information with respect to the arrangements between the Company and its named executive officers, see the information included under "Item 8. Additional Information—Golden Parachute Compensation" (which is hereby incorporated into this Item 3 by reference).

  Effect of the Offer and Merger on the Company's Outstanding Equity Securities

  Treatment of Shares

        The Company's executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders who tender Shares into the Offer. If the Merger occurs, at the Effective Time, any Shares owned by the Company's executive officers and directors that were not tendered into the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders whose Shares are exchanged in the Merger.

  Treatment of Company Options and Company Restricted Stock

        Outstanding options to purchase Shares (each, a "Company Option") and Shares awarded that are subject to any vesting requirements that remain unsatisfied as of immediately prior to the Offer Closing (each, a share of "Company Restricted Stock") may not be tendered in the Offer.

        The Merger Agreement provides that, effective as of the Offer Closing, each share of Company Restricted Stock will become fully vested, and the restrictions thereon will lapse. All such vested shares of Company Restricted Stock will be treated identically to all other Shares with respect to payment of the Offer Price, without interest and less any applicable withholding. Other than D. Mark Durcan, who holds 1,000 shares of Company Restricted Stock, none of the Company's non-employee directors hold shares of Company Restricted Stock.

        The Merger Agreement also provides that, effective as of the Offer Closing, each Company Option that is outstanding and unvested immediately prior to the Offer Closing will become fully vested and exercisable, and, as of the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time will be cancelled in exchange for a cash payment (without interest and less required withholding taxes and deductions), payable by the Surviving Corporation, equal to the product of (i) the number of Shares subject to such Company Option as of immediately prior to the Effective Time and (ii) the excess, if any, of the Offer Price over the exercise price per Share subject to such Company Option. Other than Kevin W. Price, who holds 10 vested and unexercised Company Options, none of the Company's executive officers or non-employee directors hold Company Options, whether vested or unvested.

        Based upon their holdings of Shares, Company Options and shares of Company Restricted Stock as of January 23, 2015 and the per Share Merger Consideration of $190.00, the consideration that each of the Company's executive officers and the non-employee directors would receive with respect to their equity securities in connection with the Offer and the Merger is as follows:

Name	Number of Shares	Cash Amount Payable in Respect of Shares ($)	Number of Shares Subject to Company Options	Cash Amount Payable in Respect of Company Options ($)	Number of Shares of Unvested Company Restricted Stock	Cash Amount Payable in Respect of Unvested Company Restricted Stock ($)
Executive Officers
James F. Cleary, Jr.	114,366	21,729,540	0	0	9,100	1,729,000
Mary Patricia B. Thompson	41,598	7,903,620	0	0	9,100	1,729,000
Jeffrey J. Danielson	10,669	2,027,110	0	0	5,100	969,000
John J. Francis	9,492	1,803,480	0	0	5,100	969,000
Jeremy C. Ouchley	3,864	734,160	0	0	3,600	684,000
Bryan P. Mooney	10,598	2,013,620	0	0	5,200	988,000
Kevin W. Price	6,601	1,254,190	10	1,674	5,120	972,800
John R. Ryan	18,055	3,430,450	0	0	5,200	988,000
Alden J. Sutherland	6,123	1,163,370	0	0	4,920	934,800
Directors
Keith E. Alessi	8,500	1,615,000	0	0	0	0
Bruce C. Bruckmann	14,562	2,766,780	0	0	0	0
D. Mark Durcan	1,675	318,250	0	0	1,000	190,000
A. Craig Olson	9,766	1,855,540	0	0	0	0
Robert N. Rebholtz, Jr.	74,266	14,110,540	0	0	0	0
William J. Robison	14,066	2,672,540	0	0	0	0

  Executive Severance Agreements

        The Company has entered into an Executive Severance Agreement, effective January 12, 2015, with each of its executive officers: James F. Cleary, Jr., Mary Patricia B. Thompson, Jeffrey J. Danielson, John J. Francis, Jeremy C. Ouchley, Bryan P. Mooney, Kevin W. Price, John R. Ryan and Alden J. Sutherland (each, an "Executive Severance Agreement.")

        For Mr. Cleary, Ms. Thompson and Mr. Ouchley, their respective Executive Severance Agreement provides that, in the event that the applicable executive officer's employment is terminated without cause or for good reason (as such terms are defined in the Executive Severance Agreements), in either case, within two years following the occurrence of a change in control (as defined in the Executive Severance Agreements), such as the Offer and the Merger, the Company will, subject to the executive officer's execution of a release of claims, pay the applicable executive officer an amount equal to 1.5 times the sum of (i) the higher of the executive officer's base salary at the time of termination and the executive officer's base salary immediately prior to the change in control, plus (ii) the grant date value of the most recent annual incentive equity awards granted to the executive officer prior to the change in control (calculated assuming all such awards are vested) plus (iii) the most recent annual cash bonus (base and stretch) paid to the executive officer prior to the change in control that exceeded $0.00. Such amounts will be paid in equal installments in accordance with the Company's normal payroll practices (as in effect from time to time) during the 12 month period following termination of employment.

        The severance benefits also include 18 months of COBRA reimbursements, $25,000 of outplacement services and payment of a pro-rata bonus for the year of termination (based on the greater of the executive officer's maximum bonus opportunity for the year of termination or the executive officer's maximum bonus opportunity as in effect immediately prior to the change in control, and payable in a lump sum following execution of an irrevocable release) (the "Pro-Rata Maximum Bonus"). If doing so would be advantageous to the executive officer on an after tax basis, the severance and any other change in control benefits will be reduced by the minimum amount necessary to avoid the application of the excise tax under Section 4999 of the Internal Revenue Code.

        Notwithstanding the foregoing, if a court of competent jurisdiction has determined that the executive officer has intentionally and materially violated any non-competition, non-solicitation and/or non-disclosure restrictive covenants in any agreement between the applicable executive officer and the Company or any of its affiliates during any period that the executive officer is entitled to receive any of the payments or benefits described above, then the Company may cease providing any further payments and benefits and the executive officer will repay to the Company within 10 days after any request all such payments and benefits received by the executive officer after the first date on which the executive officer was determined by such court to have intentionally and materially violated such non-competition, non-solicitation and/or non-disclosure restrictive covenants.

        For Messrs. Danielson, Francis, Mooney, Price, Ryan and Sutherland, the Executive Severance Agreements are consistent with those described above with the exception that the severance benefit multiplier is 1 instead of 1.5.

        For purposes of the Executive Severance Agreements, "cause" is generally defined to mean (i) the willful and continued failure by the executive officer to perform his or her duties as reasonably directed by the Board or his or her supervisor (provided that such duties are consistent with his or her position), which failure continues for ten days after written notice of such failure is provided to the applicable executive officer, (ii) willful misconduct by the executive officer in the performance of his or her duties, which willful misconduct results in material harm to the Company, (iii) the executive officer's conviction of, or plea of guilty or no contest to, a felony or (iv) the executive officer's intentional and material breach of any non-competition, non-solicitation or non-disclosure obligations in favor of the Company or its affiliates. For purposes of the Executive Severance Agreements, "good reason" is generally defined to mean, without the executive officer's prior written consent, (i) the failure of the Company to cause any successor to its business to assume the Executive Severance Agreement in writing at least 10 days prior to such succession, (ii) a reduction in the executive officer's base salary or base or stretch bonus opportunity, (iii) a requirement that the executive officer relocate his or her primary office location such that his or her daily commute is increased by more than 35 miles from that in effect as of the date of the change in control (provided that a relocation to anywhere in the State of Idaho will not constitute good reason) or (iv) a material reduction in the executive officer's duties or responsibilities as they relate to his or her position with the Company immediately prior to the change in control (provided that a reduction will not be deemed to occur due to a change in the person/board to whom the executive officer reports or as the result of the substitution of his or her duties performed as a result of the Company's status as a publicly traded company with other duties that are consistent with his or her status as an executive of a non-publicly traded company). Prior to termination for good reason under clauses (ii), (iii) or (iv), the executive officer must provide the Company with written notice of the event alleged to constitute good reason within 90 days after the first occurrence thereof and the Company will have failed to cure such event within 30 days after receipt of such notice. The executive officer must terminate his or her employment within 30 days after such failure to cure (or in the case of clause (i), within 30 days after such failure) in order for such termination to be treated as being for good reason.

        The table below summarizes the aggregate potential severance that each executive officer could be entitled to receive pursuant to the applicable Executive Severance Agreement if a majority of Shares is tendered pursuant to the Offer and such executive's employment is terminated without cause or for good reason immediately following the Acceptance Time, which is assumed to be the same as the Effective Time with both occurring on February 23, 2015. Since these payments will be paid to an executive officer only if such executive officer experiences a qualifying termination described above, they are "double-trigger" benefits.

Executive Officer	Amount Payable in respect of base salary ($)(1)	Amount Payable in respect of incentive equity award grant ($)(2)	Amount Payable in respect of most recent non-zero cash bonus (base and stretch) ($)(3)	Pro-Rata Maximum Bonus ($)(4)	Estimated COBRA Reimbursements ($)(5)	Outplacement Services ($)(6)	Aggregate Severance ($)(7)
James F. Cleary, Jr.	761,250	769,598	765,000	223,300	13,659	25,000	2,557,807
Mary Patricia B. Thompson	456,750	769,598	459,000	133,980	19,210	25,000	1,863,538
Jeffrey J. Danielson	175,074	293,180	113,841	49,021	13,659	25,000	669,775
John J. Francis	171,151	293,180	111,290	47,922	15,632	25,000	664,175
Jeremy C. Ouchley	334,950	439,770	165,000	44,660	19,210	25,000	1,028,590
Bryan P. Mooney	132,022	293,180	85,847	36,966	0	25,000	573,015
Kevin W. Price	118,450	293,180	77,021	33,166	19,210	25,000	566,027
John R. Ryan	137,212	293,180	89,221	38,419	19,210	25,000	602,242
Alden J. Sutherland	150,754	263,862	74,263	30,151	19,210	25,000	563,240

(1)
These calculations assume each executive officer's base salary remains the same as the salary in effect on January 23, 2015. With respect to Mr. Cleary, Ms. Thompson and Mr. Ouchley, the amounts reported in this column represent 1.5 times the applicable executive's base salary. For all other executive officers, the amounts reported in this column represent 1 times the applicable executive's base salary.

(2)
With respect to Mr. Cleary, Ms. Thompson and Mr. Ouchley, the amounts reported in this column represent 1.5 times the most recent annual incentive equity awards granted to the applicable executive (calculated assuming all such awards are vested). For all other executive officers, the amounts reported in this column represent 1 times such amount.

(3)
With respect to Mr. Cleary, Ms. Thompson and Mr. Ouchley, the amounts reported in this column represent 1.5 times the most recent annual cash bonus (base and stretch) paid to the applicable executive that exceeded $0.00. For all other executive officers, the amounts reported in this column represent 1 times such amount.

(4)
These calculations assume each executive officer's maximum bonus opportunity remains the same as the maximum bonus opportunity in effect on January 23, 2015, and in the case of each executive officer, provides for a pro-rata bonus payment equal to 146/365ths of the applicable executive officer's maximum bonus opportunity, since termination is assumed to occur on February 23, 2015.

(5)
Amounts in this column represent the estimated COBRA reimbursement that each executive officer would receive for 18 months of COBRA, based on their current medical, dental and vision elections.

(6)
Amounts in this column represent $25,000 of outplacement services for each executive officer.

(7)
These severance amounts will be paid during the 12-month period following termination of employment, except (i) the Pro-Rata Maximum Bonus, which is payable in lump sum, (ii) COBRA reimbursements, which are paid over 18 months and (iii) outplacement services. All amounts reported in this column are attributable to a double-trigger arrangement and are payable only in the event that the executive officer's employment is terminated without cause or for good reason, in either case, within two years following a change in control, such as the Offer and the Merger, and following the executive officer's execution of an irrevocable release, as described above.

        See "Item 8. Additional Information—Golden Parachute Compensation" for further information with respect to certain of these arrangements and for a quantification of all amounts potentially payable to the named executive officers in connection with the Offer and completion of the Merger.

  Compensation Actions Between Signing of Merger Agreement and Completion of Merger

        Under the terms of the Merger Agreement, the Company may take certain compensation actions prior to the completion of the Merger that may affect its directors and executive officers. During this interim period, the Company may grant any increase in base salary or bonus opportunity, or pay any bonus, to any director, executive officer or employee of the Company as required under the terms of a benefit plan as in effect on the date of the Merger Agreement or applicable law. The Company also may make contractually-required severance payments.

  Employee Matters Following Closing

        Parent has agreed to honor all of the Company's employee benefit plans and compensation arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time, although nothing will prohibit Parent from amending or terminating any such employee benefit plans or compensation arrangements or agreements in accordance with their terms or as required by applicable law.

        The Merger Agreement provides that Parent will provide to those individuals who are employees of the Company and its subsidiaries as of the Effective Time (the "Company Employees"), from the Effective Time until (i) September 30, 2015, compensation (other than certain bonus awards) and equity-based compensation opportunities (or cash awards in substitution of such opportunities) that are at least equal, in the aggregate, to those provided to such Company Employees immediately before the Effective Time and (ii) December 31, 2015, all other compensation and benefits (other than bonus and incentive awards) that, taken as a whole, are substantially comparable in the aggregate to those provided to such Company Employees immediately before the Effective Time. In addition, from the Effective Time until December 31, 2015, Parent has agreed to provide each Company Employee whose employment is terminated during such period other than for cause and other than due to death or disability, with severance benefits no less favorable than the severance benefits provided to such Company Employee immediately before the Effective Time.

        The Merger Agreement further provides that Parent will provide customary service credit to the Company Employees under its benefit plans and will waive certain requirements for participation in its benefit plans for the Company Employees and their dependents to the extent such requirements would have been waived under the applicable Company benefit plan. In addition, Parent has agreed to credit the Company Employees with any eligible expenses they may have incurred for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements under Parent's benefit plans that the Company Employees participate in after the Effective Time for the initial year of participation to the extent credited under the applicable Company benefit plan for the plan year in which their participation in the corresponding Parent benefit plan begins.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

  Employment and Other Agreements Following the Merger

        The Merger Agreement does not require Parent or the Surviving Corporation to continue the employment or service of any person currently employed by or providing service to the Company. As of the date of this Schedule 14D-9, Parent and Purchaser have informed the Company that no members of the Company's current management or of the Board have entered into any agreement, arrangement or understanding with Parent, Purchaser or their respective affiliates regarding employment or other services with, or the right to convert into or reinvest or participate in the equity of, Parent, Purchaser, the Surviving Corporation or any of their respective affiliates. Moreover, although it is possible that certain members of the Company's current management or of the Board will enter into such agreements, arrangements or understandings, as of the date of this Schedule 14D-9, Parent and Purchaser have also informed the Company that no discussions have occurred between members of the Company's current management or of the Board and representatives of Parent, Purchaser or their respective affiliates with respect to any such agreement, arrangement or understanding.

  Indemnification; Directors' and Officers' Liability Insurance

        Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation (as amended and restated, the "Charter") and its bylaws (as amended and restated, the "Bylaws"), provisions to eliminate the personal liability of its directors and executive officers for monetary damages to the fullest extent permitted under the DGCL, and to indemnify its directors and executive officers against any and all expenses, liabilities or losses arising out of their service to the Company, subject to specified limitations. Under these provisions, the Company is required to advance expenses to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of the Company, or is or was serving at the request of the Company as a director, executive officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such expenses may be advanced prior to the final disposition of any such proceeding and the delivery, if required by the DGCL, of an undertaking, by or on behalf of such person, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified pursuant to the DGCL, the Charter or the Bylaws.

        As permitted under Section 145 of the DGCL, the Company has included in its Charter, a provision that the Company will, to the fullest extent permitted by the DGCL, indemnify any and all persons whom the Company has the power to indemnify under said section from and against any and all of the expenses, liabilities or losses. The Charter further provides that such indemnification will not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders, or disinterested directors or otherwise, and will continue as to a person who has ceased to be a director, officer or employee and will inure to the benefit of the heirs, executors and administrators of such a person.

        In addition, the Bylaws provide that the Company will indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that such person is or was a director or officer of the Company or a constituent corporation absorbed in a consolidation or merger, or is or was serving at the request of the Company or a constituent corporation absorbed in a consolidation or merger, as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or is or was a director or officer of the Company serving at its request as a fiduciary of one or more of the employee benefit plans of the Company, against expenses (including attorneys' fees) actually and reasonably incurred or suffered by such person in connection with such proceeding, whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in the right of the Company. The Bylaws also permit the Company in certain circumstances to make advance payments of expenses to any persons entitled to indemnification thereunder. In addition, the Company maintains directors' and officers' liability insurance.

        The Merger Agreement provides that all rights to exculpation, indemnification and advancement of expenses in existence on the date of the Merger Agreement in favor of the current or former directors or officers (collectively, the "Indemnified Parties"), as the case may be, of the Company or its subsidiaries as provided in their respective certificates of incorporation or bylaws or other organizational documents or in any agreement with the Company or any of its subsidiaries shall survive the Merger and shall continue in full force and effect. The Merger Agreement also provides that the Surviving Corporation will maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company's and any of its subsidiaries' certificates of incorporation and bylaws or similar organizational documents as in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its subsidiaries with any of their respective directors or officers as in effect immediately prior to the Effective Time, and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors or officers of the Company or any of its subsidiaries

        Without limiting the above, from and after the closing of the Offer, Parent has agreed to cause the Surviving Corporation, to the fullest extent permitted by applicable law, to indemnify and hold harmless each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any proceeding to the fullest extent permitted by applicable law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement of or in connection with any threatened or actual legal proceeding pertaining to the Merger Agreement or any of the transactions contemplated thereby, whether in any case asserted or arising before or after the Effective Time. The Merger Agreement also contains certain customary provisions regarding control of the defense and settlement of legal proceedings subject to such indemnification.

        The Merger Agreement provides that, prior to the Effective Time, the Company will (and if the Company fails to, Parent will cause the Surviving Corporation to) arrange for and purchase a six-year prepaid non-cancellable extension or runoff period (a "tail," runoff period or extended reporting period) at the Company's expense and at no cost to the beneficiaries thereof on terms and conditions providing substantially equivalent benefits as the policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries as of the date of the Merger Agreement with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, the Surviving Corporation will not be required to, and, without the prior written consent of Parent, the Company may not, expend therefor in excess of 300% of the annualized premium, in the aggregate, for such policies in force at the Effective Time, and if such prepaid tail, runoff period or extended reporting period is not available at a cost per year equal to or less than 300% or less of the annualized premium, in the aggregate, for such policies in force at the Effective Time, the Company or the Surviving Corporation, as applicable, will purchase the best coverage as available for such amount.

        The Merger Agreement also provides that, in the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any person, then, and in each such case, Parent or the Surviving Corporation, as applicable, will cause proper provision to be made so that such successors and assigns shall assume the indemnification and insurance obligations set forth above.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

Recommendation of the Board

        At a meeting duly called and held on January 11, 2015, the members of the Board present at the meeting unanimously adopted resolutions:

            (i)  approving and declaring advisable the Merger Agreement and the Offer, the Merger and the other transactions contemplated thereby (the "Transactions");

           (ii)  declaring that it is in the best interests of the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement;

          (iii)  declaring that the terms of the Offer and Merger are fair to the Company and the Company's stockholders; and

          (iv)  recommending that the stockholders of the Company accept the Offer and tender their Shares to Purchaser in the Offer.

        The members of the Board present at the January 11, 2015 meeting also resolved that the Merger shall be governed by, and effected without a stockholders' meeting pursuant to, Section 251(h) of the DGCL and that such Merger shall be consummated as soon as practicable following the closing of the Offer.

Background of the Merger Agreement; Reasons for the Recommendation

  Background of the Merger Agreement

        The Company's management and the Board regularly review the Company's performance and prospects in light of its business and developments in the animal health and healthcare distribution industries. These reviews have included consideration, from time to time, of potential strategic transactions to enhance stockholder value, including review of potential opportunities involving the sale of the Company. Such reviews have been accompanied by periodic conversations between senior executives of the Company and their counterparts at other companies in such industries, including Parent, regarding such potential transactions and opportunities. Following an initial introduction of Mr. Cleary and Mr. Steven Collis, President and Chief Executive Officer of Parent, that was made by J.P. Morgan Securities LLC ("J.P. Morgan") at J.P. Morgan's Annual Healthcare Conference in January 2014, Mr. Cleary and Mr. Collis participated in periodic meetings during 2014 regarding the animal health and healthcare distribution industries and their respective companies. These conversations did not include any specific proposals regarding a potential transaction involving the two companies until late-2014.

        On May 28, 2014, Mr. Cleary, Ms. Mary Patricia Thompson, the Company's Chief Financial Officer, Mr. William J. Robison, one of the Company's directors, and Mr. Collis attended an event organized by J.P. Morgan. Later that evening, Mr. Cleary and Mr. Collis attended a dinner event at which the two discussed the business operations of their respective companies and the possibility of exploring a transaction between the parties.

        On July 16, 2014, Mr. Cleary, Ms. Thompson, Mr. Collis, Mr. Tim Guttman, Executive Vice President and Chief Financial Officer of Parent, and Mr. Lawrence Marsh, Executive Vice President, New Market Development and Chief Strategy Officer of Parent, attended an in-person meeting. At the meeting, the representatives of the Company provided Parent's representatives with an overview of the Company's business operations. During this meeting, Mr. Collis told Mr. Cleary and Ms. Thompson that he saw significant strategic benefits from a business combination with the Company, and that Parent was interested in pursuing this seriously. Valuation of the Company was not discussed, but Mr. Cleary indicated to Mr. Collis that the Company's Board was unlikely to support any potential transaction that did not return value to all of the Company's stockholders. Following the in-person meeting, Mr. Cleary, Ms. Thompson, Mr. Robison, Mr. Collis and Mr. John McNamara, a former member of the Company's Board, attended a dinner at which the two companies' businesses were generally discussed.

        At the July 16, 2014 meeting, it was discussed that Mr. Cleary and Ms. Thompson would be expected to continue to have a role at the Company following any transaction with Parent. However, Parent did not have any negotiations or discuss any terms with any of the Company's executive officers regarding post-transaction employment prior to execution of the Merger Agreement.

        On July 23, 2014, Mr. Cleary provided Mr. Collis with a draft confidentiality agreement and requested that Mr. Collis provide him with a detailed plan for the conduct of any due diligence requested by Parent. The Company and Parent and their respective advisors negotiated the confidentiality agreement over the next two weeks, and the agreement was signed by the Company and

Parent on August 5, 2014. The confidentiality agreement contained a "standstill" provision that prevented Parent from pursuing an acquisition of the Company without the consent of the Company, and this standstill provision would terminate if the Company entered into an agreement for a change of control transaction with a third party. Following the execution of the confidentiality agreement, the Company began to provide Parent with due diligence access and representatives of Parent and the Company engaged in periodic due diligence discussions and meetings.

        Over the course of the remainder of August, September and October 2014, Mr. Cleary and Mr. Collis remained in communication, discussing, among other things, the animal health and healthcare distribution industries, the potential benefits of a business combination of their respective companies, and how an integration of the Company into Parent could be accomplished to best achieve such benefits, including retention of critical talent through such a transition, and leadership of the business unit going forward. Additionally, over this same time period, the Board received regular updates regarding the communications between the Company and Parent.

        On September 9, 2014, Mr. Cleary and Mr. Collis had an in-person meeting. During the conversation, Mr. Collis expressed his desire to facilitate further discussions with Mr. Cleary on the topic of a potential sale of the Company, noting again his belief that there was a compelling strategic rationale for the proposed transaction. He noted that Parent would be prepared to acquire the Company in an all cash transaction, and, without making a specific proposal as to price, Mr. Collis indicated that Parent would be prepared in the near term to make a more concrete proposal at a favorable valuation. Mr. Collis and Mr. Cleary discussed the process relating to the negotiation of a potential transaction and Mr. Cleary informed Mr. Collis that Mr. Bruce Bruckmann, the Chairman of the Company's Board, would be taking the lead for the Board in negotiating any potential transaction on behalf of the Company, and that Mr. Collis should direct any indications of interest to Mr. Bruckmann.

        In early October 2014, the Company became aware that Parent was seeking to engage BofA Merrill Lynch ("BAML") as its financial advisor in connection with Parent's consideration of a potential transaction involving the Company and that the Company would need to provide a waiver to allow Parent to complete such engagement because of the Company's prior relationship with BAML. After consideration by the Board and senior management of the Company, the Board authorized the Company to provide a waiver to allow Parent to engage BAML as its financial advisor.

        On October 24, 2014, a telephonic meeting of the Board was convened. Mr. Cleary updated the Board on the status of the ongoing preliminary discussions with Parent. Members of the Company's management noted that representatives of the Company and Parent were scheduled to discuss due diligence matters on October 27, 2014. At the telephonic Board meeting, representatives of the Company's legal counsel, Dechert LLP ("Dechert"), reviewed the Board's fiduciary duties in the context of a potential sale of the Company. Following discussion, the Board concluded that while it was comfortable with the Company remaining independent it would be beneficial to continue to explore discussions with Parent. The Board set a time for a follow up telephonic meeting on October 31 in order to receive further updates on the diligence developments between the Company and Parent. During the following weeks, in addition to formal board meetings, Mr. Bruckmann and Mr. Cleary periodically briefed and received input from several board members as to the discussions with Parent.

        On October 25, 2014, Mr. Bruckmann communicated with J.P. Morgan regarding the Company's potential engagement of J.P. Morgan as the Company's financial advisor in connection with a potential strategic transaction involving the Company.

        On October 27, 2014, representatives of the Company, including Mr. Cleary and Ms. Thompson, and representatives of Parent, including Mr. Collis, Mr. Guttman and Mr. Sun Park, Senior Vice President of Business Development of Parent, participated in an in-person session in Chicago regarding Parent's due diligence investigation of the Company.

        On October 30, 2014, Mr. Collis indicated to Mr. Cleary Parent's interest in pursuing a transaction in which Parent would acquire the Company in an all-cash transaction at a price per share between $175.00 to $185.00, without any financing contingency. Mr. Collis requested a thirty-day period of exclusivity and a response to Parent's indication of interest from the Company by November 12, the date of a previously scheduled meeting of Parent's board of directors. Mr. Cleary indicated to Mr. Collis that he would convey Parent's proposal to the Board and would contact him with the Board's response in due course.

        On October 31, 2014, the Board held a telephonic meeting at which Mr. Cleary informed the Board of Parent's indication of interest received from Mr. Collis on October 30. The Board engaged in a discussion of the appropriateness of and the process for responding to Parent's indication. Mr. Bruckmann advised that after discussions with management he had contacted J.P. Morgan concerning a potential engagement to serve as financial advisor to the Company in connection with (i) the Company's consideration of, and response to, Parent's indication of interest, and (ii) any transaction involving a sale of the Company, whether with Parent or another third party. Mr. Bruckmann explained that the Company had identified J.P. Morgan because J.P. Morgan had been instrumental in making the initial introduction between the Company and Parent and because of J.P. Morgan's familiarity with the two companies and its experience in advising companies in similar situations. Mr. Bruckmann also noted that the Company had received a draft engagement letter from J.P. Morgan. After discussion, the Board authorized Mr. Bruckmann to negotiate with J.P. Morgan the terms of their engagement by the Company. The Board undertook a discussion regarding Parent's indication of interest and the manner in which the Company should respond. The Board discussed the likelihood that other parties might be potentially interested in and capable of consummating a transaction with the Company within or above the price range indicated by Parent. The Board also discussed the potential risks of a leak of the Company's consideration of a potential transaction and the substantial negative effect such a leak would pose to the business of the Company. After consideration of alternatives and discussion with Dechert, including regarding the Board's fiduciary duties, the Board concluded that while it continued to view operating the Company on a stand-alone basis as a viable path for the Company and its stockholders, it would be beneficial to continue to explore Parent's indication of interest to determine whether a potential transaction with Parent could be attractive to the Company and its stockholders. The Board also determined that continued discussion with Parent regarding the viability of a potential transaction was needed before the Board would consider contacting other potential acquirors given the risk of a leak and potential substantial business disruption that could result. Following the Board meeting, Mr. Bruckmann and senior management of the Company initiated discussions with J.P. Morgan.

        On November 3, 2014, a regularly scheduled meeting of the Board was convened. Mr. Bruckmann updated the Board on discussions with J.P. Morgan regarding their potential engagement to serve as the Company's financial advisor in connection with a potential business combination transaction involving the Company. The Board discussed J.P. Morgan's independence and any potential conflicts of interest before ultimately approving of the engagement of J.P. Morgan, subject to agreement on the final terms of the engagement letter with J.P. Morgan. The Board authorized Mr. Bruckmann and the Company's senior management to finalize the details of the open points in the draft engagement letter.

        On November 4, 2014, the Board held a regularly scheduled meeting at which the Board further considered and discussed Parent's indication of interest and the process by which the Company should respond. After a discussion, the Board authorized Mr. Cleary to instruct Mr. Collis that the Company was in the process of engaging a financial advisor and that it would respond to Parent in due course. Additionally, during executive session at the November 4, 2014 meeting, the Board discussed the benefits of entering into severance agreements with members of the Company's senior management to ensure the continuity of the Company's leadership team and business through any period following an announced change of control transaction. The Board determined that the Compensation Committee of the Board would assume responsibility for identifying the terms of any such executive severance agreements for subsequent consideration and approval of the Board.

        Later on November 4, 2014, Mr. Cleary communicated with Mr. Collis by telephone, with Mr. Cleary informing Mr. Collis that the Company was in the process of engaging a financial advisor and that the Company would respond to Parent's indication of interest in due course. Mr. Cleary reiterated to Mr. Collis that Mr. Bruckmann would be taking the lead for the Board in negotiating the terms of any potential transaction involving the Company.

        On November 6, 2014, the Compensation Committee of the Board held a telephonic meeting at which the Committee discussed the terms of the executive severance agreements and the members of the Company's senior management who should become parties to such agreements and instructed Mr. Jeremy Ouchley, the Company's Vice President and General Counsel, to work with Dechert to prepare draft agreements for consideration by the Board.

        On November 13, 2014, the Company formally engaged J.P. Morgan as financial advisor to the Company with respect to a potential business combination transaction.

        On November 25, 2014, the Board held a telephonic meeting at which Mr. Bruckmann requested that representatives of J.P. Morgan present an initial valuation analysis of the Company and analyze the indication of interest from Parent of $175.00 to $185.00 per share. Advisors from J.P. Morgan presented valuation analyses of the Company using various financial metrics in order for the Board to evaluate the price range indicated by Parent. J.P. Morgan also provided an overview of other parties who might be potentially both interested and capable of consummating a transaction with the Company, explaining to the Board their views as to the likelihood that these other potential acquirors would be interested in pursuing a transaction with the Company at the price range indicated by Parent. J.P. Morgan also provided the Board with its view as to the likelihood of any private equity sponsors participating in a potential transaction involving the Company. J.P. Morgan was of the belief that, given the multiple of earnings that a potential transaction would represent at this valuation and the corresponding amount of the equity commitment that would be required to fund the purchase price at the price level indicated by Parent's initial indication of interest, it was unlikely that any private equity sponsor would be interested in a transaction involving the Company and that the most likely potential acquirors would be strategic buyers. In connection with the Board's consideration of J.P. Morgan's presentation, the Board also discussed the risks relating to the Company continuing to operate as a stand-alone business, including, among other things, increasing consolidation of the Company's suppliers and customers and pressure on the Company's pricing and margins. The Board also discussed the potential risks of a leak of the Company's consideration of a potential transaction and the substantial negative effect such a leak would pose to the business of the Company. Representatives of Dechert also provided the Board with an overview of Dechert's initial antitrust analysis relating to the viability of a potential transaction with certain other potentially interested and capable parties. Following a discussion, the Board directed Mr. Bruckmann to advise Mr. Collis that the Board was not willing to proceed with a transaction at a valuation between $175.00 to $185.00 per share, and to indicate that, without making a determination to sell the Company or as to the value that would be acceptable, the Board's consensus view was that the Board was not willing to continue discussions with Parent at a valuation of less than $190.00 per share.

        On November 26, 2014, Mr. Bruckmann and Mr. Collis communicated via telephone, with Mr. Bruckmann reiterating that the Board was enthusiastic about the Company's standalone prospects, and that there would be no interest in a transaction at the valuation proposed by Mr. Collis. Mr. Collis provided Mr. Bruckmann with an overview of the potential benefits of a potential transaction for both companies, noting that while he believed the market price of the Company already reflected a full value, his evaluation of the strategic nature of such a combination supported a valuation at a premium to that market price. Mr. Collis also noted that he believed Parent's offer price represented the highest multiple ever paid for a healthcare distribution company. Mr. Collis also communicated to Mr. Bruckmann that he expected that any subsequent offer from Parent would be conditioned on the Company entering into an exclusivity agreement with Parent. Mr. Collis asked Mr. Bruckmann about his price expectations, and Mr. Bruckmann again noted that it would require something compelling to change the Company from its stand-alone strategy. Mr. Bruckmann informed Mr. Collis that if he could assure the Company's Board that there was a legitimate chance that Parent would be able to raise its price to at least $195.00 per share upon completion of additional due diligence, then the Board would be willing to allow Parent to conduct such diligence and to continue discussions regarding a potential transaction. Mr. Collis informed Mr. Bruckmann that he would advise Parent's board of directors of Mr. Bruckmann's feedback and report back to Mr. Bruckmann.

        On December 1, 2014, Mr. Bruckmann and Mr. Collis communicated by telephone. Mr. Collis informed Mr. Bruckmann that Parent would consider a valuation as high as $195.00 per share, subject to confirmatory due diligence and Parent's ability to identify attainable synergies, and further subject to the Company entering into a 45 to 60 day exclusivity agreement. Mr. Bruckmann responded that he would discuss Parent's increased indication of interest with the Company's Board.

        Later on December 1, 2014, the Board held a telephonic meeting (with representatives of Dechert participating) at which Mr. Bruckmann informed the directors of his discussions with Mr. Collis and the most recent proposal from Parent and received guidance as to the appropriate response. The Board discussed the increase in value represented by Parent's potential offer in response to the Board's request of $195.00 per share. The Board considered, with the advice of its legal advisors, other potential acquirors for the Company and whether any such parties would be likely to exceed the price and pricing multiple represented by Parent's proposal, as part of its discussion as to whether it would be advisable at this point to solicit other parties for their interest in an acquisition of the Company. The Board also considered the impact of deal protection provisions that would likely be a part of a negotiated merger agreement with Parent on the ability and willingness of a potentially interested and capable party to make an offer for the Company after an agreement was signed with Parent. After discussion, the Board determined that it was only willing to agree to an exclusivity arrangement with Parent based on the understanding that any potential transaction with Parent would need to be subject to a contractual "go-shop" provision enabling the Company to solicit interest from other parties following the signing of a definitive agreement. The Board also discussed Parent's request for a 45 to 60 day period of exclusivity and the potential risks of a leak of the Company's consideration of a potential transaction during such time and the substantial negative effect such a leak would pose to the business of the Company. After consideration of alternatives and discussion with Dechert regarding the Board's fiduciary duties, the Board concluded that while it continued to be supportive of operating the Company on a stand-alone basis, it would be beneficial to continue to explore Parent's proposal to determine whether a potential transaction with Parent could be more attractive to the Company and its stockholders, and it authorized Mr. Bruckmann to proceed with further discussions.

        On December 2, 2014, representatives of Parent's legal counsel, Cravath, Swaine & Moore LLP ("Cravath") informed Dechert of Parent's request for 45 days of exclusivity as a condition to engaging in negotiations on a definitive agreement and provided Dechert with a draft exclusivity agreement providing for the same. Mr. Bruckmann and Mr. Collis also had a similar discussion by telephone.

        On December 3, 2014, representatives of Dechert and Cravath communicated by telephone, with Dechert informing Cravath that any exclusivity agreement between the Company and Parent would need to be subject to "fiduciary out" provisions and that the Company would expect that the definitive agreement governing the transaction would include a "go-shop" provision. Cravath informed Dechert that Parent was unlikely to be willing to agree to those points.

        On December 4, 2014, the Board held a telephonic meeting at which Mr. Bruckmann informed the directors of Dechert's discussions with Cravath. The Board discussed possible alternatives and Mr. Bruckmann asked representatives of Dechert to again review the Board's fiduciary duties as they related to the current situation. The Board also discussed the potential parameters of deal protection provisions that the Company could request in a definitive agreement, including the advantages and disadvantages of a "no-shop" with a "fiduciary out" and favorable size of the termination fee as compared to conducting a pre-signing market check of the Company's value and risks relating thereto (including confidentiality concerns). The Board concluded that continuing to pursue a potential transaction with a go-shop provision with Parent was favorable to the risks of conducting a pre-signing market check. However, the Board determined that it was willing to continue to explore discussions without a post-signing go-shop provision if Parent was unwilling to continue discussions if the Company continued to insist on a go-shop in the definitive transaction documentation, provided that a market check could be undertaken at some point in the process. The Board authorized Mr. Bruckmann to proceed with further discussions with Mr. Collis.

        On December 5, 2014, Mr. Bruckmann and Mr. Collis communicated via telephone, and Mr. Bruckmann informed Mr. Collis of the position of the Company's Board with respect to the inclusion of a go-shop provision. Mr. Collis said that he would discuss the matter internally and with Parent's advisors.

        Later on December 5, 2014, representatives of Dechert and Cravath communicated via telephone, and Cravath informed Dechert that Parent was unwilling to include a go-shop provision in the definitive agreement relating to a potential transaction, and provided Parent's reasoning for its position. Cravath stated that Parent would withdraw its proposal and cease discussions if the Company continued to insist on a go-shop provision. Cravath informed Dechert that Parent would not object to the Company conducting a pre-signing market check and that Parent would withdraw its request for exclusivity without changing its valuation and viewed the withdrawal of its exclusivity request as a concession to the Company. Representatives of J.P. Morgan also communicated via telephone with representatives of BAML reiterating the points raised by Cravath with Dechert.

        Also on December 5, 2014, Mr. Bruckmann, Mr. Cleary, Mr. Ouchley and representatives of Dechert discussed Dechert's conversation with Cravath and Parent's proposal regarding a pre-signing market check and the advantages and disadvantages of conducting such a pre-signing market check.

        Later on December 5, 2014, Mr. Bruckmann instructed J.P. Morgan to prepare materials that could be distributed to potentially interested and capable parties to a transaction with the Company as part of a pre-signing market check and requested that J.P. Morgan prepare a list of potentially interested parties. In the days following Mr. Bruckmann's request, J.P. Morgan prepared public and non-public information packets for distribution to potentially interested and capable parties and Dechert prepared a form non-disclosure agreement for execution by any such interested and capable party.

        On December 8, 2014, Mr. Collis and Mr. Bruckmann communicated via telephone regarding a pre-signing market check and the deal protection provisions that would likely be part of a negotiated merger agreement between the Company and Parent.

        On December 9, 2014, the Board held a telephonic meeting at which Mr. Bruckmann informed the Board of his conversation with Mr. Collis, Dechert's conversations with Cravath, and his instructions to J.P. Morgan. The Board considered the risks, advantages and disadvantages of conducting a pre-signing market check and the impact of deal protection provisions that would likely be a part of a negotiated merger agreement with Parent on the ability and willingness of a potentially interested and capable party to make an offer for the Company after a definitive agreement was signed with Parent. The Board discussed the most likely potentially interested and capable parties to a transaction with the Company and requested representatives of Dechert to provide an update on the status of any antitrust analysis conducted by Dechert with respect to such parties. Following the presentation and questions, the Board concluded that continuing to pursue a potential transaction with Parent was desirable, but that the Company should conduct a pre-signing market check of the most likely potentially interested and capable parties to further assess the valuation of the Company, and the Board authorized Mr. Bruckmann to instruct J.P. Morgan to proceed with making contact with such parties.

        On December 10, 2014, at the instruction of the Board, J.P. Morgan contacted the chief executive officers of each of Company A, Company B and Company C, who were identified by the Board as the most likely potentially interested and capable parties to a business combination transaction with the Company.

        On December 11, 2014, the chief executive officer of Company A communicated with J.P. Morgan via telephone and informed J.P. Morgan that, after internal discussion, Company A was not interested in pursuing a potential business combination transaction with the Company as the Company's business did not fit within Company A's current priority areas.

        On December 12, 2014, the chief executive officer of Company C and J.P. Morgan communicated via telephone with J.P. Morgan informing Company C of the potential opportunity. Later on December 12, 2014, J.P. Morgan communicated with a representative of Company C who informed J.P. Morgan that Company C, after internal discussion, was not interested in pursuing a potential business combination transaction with the Company.

        Additionally on December 12, 2014, the chief executive officer of Company B and J.P. Morgan exchanged emails regarding a potential business combination transaction involving the Company.

        Additionally on December 12, 2014, a telephonic meeting of the Board was convened, with representatives of Dechert participating. Mr. Bruckmann provided an update regarding the status of the market check being conducted by J.P. Morgan. The Board discussed the market check process. Mr. Cleary informed the Board that representatives of Parent would be conducting site inspections of certain of the Company's distribution centers and attending meetings with the Company at the Company's headquarters during the week of December 15.

        Later in the day on December 12, 2014, Dechert sent an initial draft merger agreement to Cravath. The initial draft included, among other things, a termination fee of 3.0% of the Company's enterprise value based on the transaction price, which would be payable by the Company upon, among other events, the Company's termination of the merger agreement to accept a superior proposal.

        On December 15, 2014, J.P. Morgan communicated with a representative of Company B who informed J.P. Morgan that, after internal discussion, Company B was not interested in pursuing a potential transaction with the Company.

        Representatives of Parent conducted site inspections of various distribution centers of the Company between December 15 and 17, 2014, and on December 18, 2014, the senior management team from Parent met at the Company's offices for presentations by the Company's management in connection with Parent's due diligence process.

        Additionally on December 18, 2014, Cravath returned to Dechert a revised draft of the merger agreement. Following receipt of this revised draft and in the ensuing days, representatives of Dechert and Cravath held numerous discussions regarding the terms of the merger agreement, including with respect to, among other things, the restrictions on the Company's ability to respond to unsolicited proposals, the parameters around matching rights for Parent and provisions with respect to deal certainty and conditionality.

        On December 23, 2014, Mr. Bruckmann, Mr. Cleary, Ms. Thompson, Mr. Ouchley and representatives of Dechert discussed Cravath's revised draft of the Merger Agreement, including the terms under which the Company could respond to unsolicited proposals, the parameters around matching rights for Parent and provisions with respect to deal certainty and conditionality.

        On December 26, 2014, Dechert sent a revised draft of the merger agreement reflecting, among other things, a three-business day matching right.

        On December 30, 2014, Dechert and Cravath had a discussion on the open points in the draft merger agreement. As part of that discussion, Cravath advised Dechert that Parent would require, among other things, a four-business day matching right (with successive two-business day extensions upon changes to any alternate Acquisition Proposals) and certain changes to the definition of a Company Material Adverse Effect and the provisions relating to the circumstances resulting in the payment of the Company Termination Fee.

        On January 2, 2015, Dechert and Cravath had a discussion regarding open points in the Merger Agreement.

        On January 2, 2015, Mr. Collis and Mr. Bruckmann communicated by telephone, with Mr. Collis informing Mr. Bruckmann that Parent had completed its additional due diligence investigation and that the results of such investigation supported Parent proceeding with a transaction at a valuation of $190.00 per share. Mr. Collis informed Mr. Bruckmann that Parent was pleased with the results of Parent's additional due diligence and with the performance of the Company's senior management team during Parent's due diligence investigation, but that the level of synergies required from Parent's perspective to support an increase in Parent's valuation above $190.00 per share could not be confirmed. Mr. Collis informed Mr. Bruckmann that Parent remained very interested in executing definitive documentation relating to a transaction as promptly as possible. Mr. Bruckmann told Mr. Collis that he would report the conversation to the Board.

        On January 3, 2015, Cravath sent a revised draft of the merger agreement to Dechert.

        On January 3, 2015, the Board held a telephonic meeting, with members of management and representatives of J.P. Morgan and Dechert participating. Mr. Bruckmann provided the Board with an overview of the status of discussions with Parent and informed the Board that Parent had submitted a final and definitive proposal to acquire the Company at a per share price of $190.00, which reflected Parent's best offer after having completed its confirmatory diligence. At Mr. Bruckmann's request, representatives of J.P. Morgan provided the Board with an overview of the pre-signing market check performed by J.P. Morgan at the Board's direction. J.P. Morgan provided an overview of the pre-signing market check noting that it had contacted the chief executive officer of Company A and Company A had internal discussions regarding a possible transaction with the Company, but ultimately concluded that the Company's business did not fit within Company A's current priority areas. J.P. Morgan informed the Board that J.P. Morgan had contacted the chief executive officer of Company B and that Company B provided a similar response to Company A. J.P. Morgan additionally noted that it contacted the chief executive officer of Company C and received a similar response. J.P. Morgan clarified for the Board that none of Company A, Company B or Company C was willing to sign a confidentiality agreement in order to receive non-public information regarding the Company. At Mr. Bruckmann's request, representatives of Dechert provided the Board with an update on Dechert's antitrust analysis relating to the viability of a potential transaction with certain of the Company's direct competitors. Representatives of Dechert noted that, in Dechert's view from an antitrust perspective, an alternative business combination transaction with certain direct competitors of the Company could raise issues that would lead to potential delay and uncertainty in being able to consummate such a transaction. The Board again discussed the potential benefits and risks of soliciting a proposal from any other potentially interested and capable parties at this stage, as well as the terms under the Merger Agreement that would allow the Company to respond to unsolicited proposals after the execution of the Merger Agreement. After considering all of these factors, the Board ultimately concluded that it was unlikely that any other potentially interested and capable parties would be able to consummate a transaction for the Company at the valuation and with the degree of closing certainty represented by Parent's indication of interest. In light of these considerations, the Board concluded that the risks of contacting any other potentially interested parties outweighed the possible benefit to the Company.

        The representatives of J.P. Morgan then presented to the Board their financial analyses based on a number of valuation methodologies and the financial forecasts provided to J.P. Morgan by the Company. J.P. Morgan noted for the Board that the valuation of the definitive offer by Parent exceeded or was in the top half of the valuation ranges implied by the analyses conducted by J.P. Morgan. The financial advisors also reviewed again a list of other potentially interested and capable parties for a potential business combination transaction with the Company, explaining to the Board their views as to the likelihood that these other potential parties would exceed the price and pricing multiple represented by Parent's proposal and as to the likelihood that such potential parties would be able to consummate an all cash transaction for the Company. The Board also considered again the impact of potential deal protection provisions on the ability and willingness of a potentially interested and capable party to make an offer for the Company after a definitive agreement was signed with Parent.

        Representatives of Dechert then reviewed the Board's fiduciary duties in connection with its evaluation of the potential transaction with Parent and a potential determination to pursue a sale of the Company, as well as other legal matters. Representatives of Dechert also provided the directors with an update on the status of negotiations of the material terms of the merger agreement, including with respect to the terms of the "fiduciary out" provisions and payment of the Company Transaction Fee and the provisions with respect to deal certainty and conditionality, including the definition of a Company Material Adverse Effect.

        Following discussion, the Board determined that the benefits of securing the proposed transaction with Parent at a favorable valuation and deal terms, while retaining, in certain circumstances and subject to certain conditions, the ability to pursue any alternative proposal that would be superior to the proposed transaction, was the best path to value maximization. The Board authorized management to continue to pursue a transaction with Parent on the current timetable, and provided the advisors and management with feedback with respect to the resolution of the material open points, including instructing Mr. Bruckmann to communicate to Mr. Collis that the Board's acceptance of Parent's $190.00 per share offer was contingent on the final merger agreement reflecting the Company's latest position with respect to the duration of Parent's matching rights, the circumstances pursuant to which the Company Transaction Fee would become payable and the Company's latest proposed definition of a Company Material Adverse Effect.

        On January 5, 2015, Mr. Bruckmann contacted Mr. Collis to communicate the terms on which the Board would be willing to accept Parent's $190.00 per share offer. Mr. Collis informed Mr. Bruckmann that he would consult internally at Parent and with Parent's advisors regarding those terms. Later that day, Mr. Collis informed Mr. Bruckmann that Parent was willing to accept the Board's position on the specific merger agreement points.

        Following the Board meeting, during the period from January 5, 2015 through January 11, 2015, Mr. Bruckmann and Mr. Collis and members of management of the Company and Parent and representatives of Dechert and Cravath communicated numerous times and resolved the remaining open points in the merger agreement, including, among other items, a termination fee of $76.0 million, equal to approximately 3.0% of the Company's enterprise value based on the transaction price. Additionally, during this time period, representatives of Dechert and Cravath communicated regarding and Dechert commented upon the draft bridge commitment letter delivered to Parent by its lenders.

        On January 11, 2015, the Board held a telephonic meeting, with members of management and representatives of J.P. Morgan and Dechert participating. Mr. Cleary provided an update on the status of Parent's due diligence investigation and the Company's communications plan regarding a potential transaction with Parent. Representatives of Dechert then reviewed the Board's fiduciary duties in connection with its consideration of the proposed merger agreement as well as other legal matters, and Mr. Bruckmann and representatives of Dechert reviewed with the Board, among other things, the resolution of the open terms in the proposed merger agreement and Dechert provided a review of the material terms of the merger agreement. The Board again considered, with the advice of its financial and legal advisors, the likelihood that a competitive proposal from a potentially interested and capable party would emerge in light of, among other things, the price and pricing multiple represented by Parent's proposal, the ability of a potentially interested and capable party to consummate an all cash transaction, and the impact of the deal protection provisions on such a potentially interested and capable party. As part of this discussion, the Board also considered and discussed the risks relating to the Company continuing to operate as a stand-alone business, including, among other things, the increasing consolidation of the Company's suppliers and customers and pressure on the Company's pricing and margins.

        Representatives of J.P. Morgan then reviewed with the Board J.P. Morgan's financial analyses of the consideration to be received by holders of Shares pursuant to the merger agreement and rendered to the Board an oral opinion, which was confirmed by delivery of a written opinion on January 11, 2015, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations described in its opinion, the consideration to be paid to holders (other than Parent, Purchaser and their affiliates) of Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders.

        The Board discussed with its advisors all of these matters, including review and consideration of the factors described under "—Reasons for Recommendation." After further discussion, the Board unanimously determined that the final draft of the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the final draft of the Merger Agreement were advisable and fair to and, in the best interests of, the Company and its stockholders. The Board unanimously approved the Merger Agreement and determined to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

        Additionally, the Compensation Committee and the Board (with Mr. Cleary abstaining) discussed and approved the Company's execution of executive severance agreements with members of the Company's senior management on the terms presented to the Committee and the Board.

        Later on January 11, 2015, Parent and the Purchaser executed financing commitment documentation providing for committed funding for up to $2.15 billion to be used to fund a portion of the purchase price contemplated by the Merger Agreement, and the Company, Parent and the Purchaser executed the Merger Agreement.

        In the morning of January 12, 2015, before the opening of the NASDAQ Global Select Market, the Company and Parent issued a joint press release announcing the transaction and the execution of the Merger Agreement.

        Later in the morning of January 12, 2015, the Company and certain senior executives including Mr. Cleary executed the executive severance arrangements.

  Reasons for Recommendation

        In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with the Company's senior management, regarding, among other things, the industry in which the Company operates, the Company's business and capital plans and the Company's prospects as an independent company. In addition, the Company Board consulted with the Company's financial advisors regarding the financial aspects of the transactions contemplated by the Merger Agreement, as well as the fairness, from a financial point of view, to the Company's stockholders of the consideration to be received by such stockholders pursuant to the transactions, and with its legal counsel regarding the Company Board's legal duties, the terms of the Merger Agreement and related issues. In reaching its determination to approve the terms of the Offer and the Merger and its recommendation that holders of Shares accept the Offer and tender their Shares into the Offer and, if required by applicable law, adopt and approve the Merger Agreement, the Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation:

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  Offer Price.  The Board considered:

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  the fact that the Offer Price represents a multiple of approximately 19.5 times the Company's earnings before interest, taxes, depreciation and amortization for the fiscal year ended September 30, 2014;

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  the fact that the Offer Price represents a price to earnings trading multiple of approximately 30.5 times based on estimated fiscal 2015 earnings per share;

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  the fact that the Offer Price represents an approximately 17.4% premium to the volume weighted average closing price of the Company's common stock over the three-month period ended January 9, 2015, the last trading day before the announcement of the Offer, and an approximately 8.2% premium to the trading price at which the Shares closed on January 9, 2015;

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  the fact that the Offer Price exceeds the highest trading price, and an approximately 46.4% premium to the lowest trading price, in the last twelve months prior to the date of announcement of the Offer;

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  the fact that the per-Share trading price of the Shares has never exceeded the level of the Offer Price; and

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  the Board's belief that, based on the history of the Company's negotiations with Parent, it had obtained Parent's and Purchaser's best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share consideration reasonably obtainable.

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  Cash Consideration; Certainty of Value.  The Board considered the fact that the form of consideration payable to the Company's stockholders will be cash, which will provide the Company's stockholders with certainty of value and immediate liquidity, while reducing the market and long-term business risks related to the Company's future growth prospects.

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  No Financing Condition.  The Board considered the fact that the Offer and Merger are not subject to a financing condition. The Board also considered, notwithstanding that there is no financing condition, the fact that Parent and Purchaser had obtained committed debt financing for the Transaction and that Parent had sufficient cash on hand and borrowing capacity under its existing debt arrangements to satisfy Parent's and Purchaser's obligations under the Merger Agreement if the committed debt financing was not available.

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  Business and Financial Condition of the Company.  The Board considered the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects of the Company and the execution risks associated with the implementation of the Company's business strategy, including the impact of increasing vendor and customer consolidation and risks associated with international expansion. The Board weighed the certainty of realizing a compelling value for Shares in the Offer and the Merger compared to the uncertainty that trading values would approach the Offer Price in the foreseeable future, if ever, and the substantial risk and uncertainty associated with the Company (including the risk factors set forth in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2014).

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  Strategic Alternatives.  The Board considered the potential benefits of exploring business combination transactions with alternative potential acquirors and the likelihood that any such parties would engage in a business combination transaction with the Company on the same timeframe as Parent and with a value and contractual terms and conditions superior to those contained in the Merger Agreement. The Board also considered the possibility of continuing as an independent company. Based on the value, timing, risk allocation and other terms and conditions negotiated with Parent, the Board ultimately determined that the Offer and the Merger are more favorable to the Company's stockholders than any other strategic alternative reasonably available to the Company, including continuing as an independent company. Before entering into the Merger Agreement, the Company actively sought proposals from other potential buyers, but each of those other potential buyers, other than Parent, ultimately indicated that they were not interested in acquiring the Company (as more fully described above in "—Background of the Merger Agreement").

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  Opinion of the Company's Financial Advisor.  The Board considered the financial presentation and opinion, subsequently confirmed in the written opinion, dated January 11, 2015, of J.P. Morgan Securities LLC to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $190.00 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent, Purchaser and their respective affiliates), which opinion was based on and subject to the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken as more fully described below under the caption "—Opinion of the Company's Financial Advisor." The Board was aware that J.P. Morgan Securities LLC became entitled to certain fees upon the delivery of its opinion to the Board and will become entitled to additional fees upon consummation of the Merger, as more fully described below in "Item 4.—The Solicitation or Recommendation—Opinion of the Company's Financial Advisor."

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  Negotiation Process and Procedural Fairness.  The Board considered its belief that, after extensive negotiations, the Company obtained the highest price that Parent is willing to pay for the Company, as evidenced by the Company's ability to increase the Offer Price relative to Parent's initial range of $175.00 to $185.00 per share. The Board considered the fact that the terms of the Offer and Merger were the result of robust arms'-length negotiations conducted by the Company, with the knowledge and at the direction of the Board, and with the assistance of legal and financial advisors.

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  Tender Offer Structure; Speed of Completion.  The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure as a tender offer for the Shares, which subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, should allow stockholders to receive the consideration for their Shares in a relatively short time frame, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer.

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  Likelihood of Completion.  The Board considered its belief that the Offer and the Merger will likely be consummated, based on, among other factors:

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  the absence of any financing condition to consummation of the Offer or the Merger;

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  the reputation and financial condition of Parent, and Parent's financial resources and general ability to complete acquisition transactions;

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  the fact that the conditions to the Offer and Merger are specific and limited in scope;

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  that the only material regulatory filing that will be required to consummate the Offer and the Merger is the filing of a pre-merger notification form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder, and that the antitrust review should not be difficult because Parent and the Company are not competitors;

    •
    the Company's ability to request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger; and

    •
    the Company's ability under the Merger Agreement to pursue damages.

  •
  Other Terms of the Merger Agreement.  The Board considered other terms of the Merger Agreement, which are more fully described in "Section 11—The Merger Agreement" of the Offer to Purchase. Certain provisions of the Merger Agreement that the Board considered important included:

  •
  Minimum Condition.  Consummation of the Offer is conditioned on there being validly tendered into the Offer, and not validly withdrawn prior to the then scheduled expiration of the Offer, a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) that, together with the Shares owned by Parent and Purchaser (if any), represents at least a majority of the total number of then outstanding Shares determined on a fully-diluted basis (such condition, the "Minimum Condition"), which Minimum Condition, if satisfied, would demonstrate strong support for the Offer and the Merger by holders of Shares.

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  Ability to Respond to Certain Unsolicited Acquisition Proposals.  At any time before the Acceptance Time, if the Company receives an unsolicited bona fide written Acquisition Proposal (as defined in Section 11—"The Transaction Agreements—The Merger Agreement" in the Offer to Purchase) that did not result from a breach of the Company's non-solicitation obligations under the Merger Agreement that the Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, constitutes or could reasonably be expected to lead to a Superior Proposal (as defined below) and the Company provides prior written notice to Parent of such determination, the Company may provide confidential information pursuant to a customary standstill and confidentiality agreement (on terms no less favorable to the Company than those contained in the existing confidentiality agreement with Parent) and/or engage in discussions or negotiations with the person or entity making such Acquisition Proposal.

  •
  Ability to Accept a Superior Proposal.  At any time before the Closing of the Offer, in response to an unsolicited bona fide written Acquisition Proposal from any person that is not withdrawn and that the Board concludes in good faith, after consultation with an independent financial advisor and outside legal counsel, constitutes a Superior Proposal (as defined in Section 11—"The Transaction Agreements—The Merger Agreement" in the Offer to Purchase), the Board may terminate the Merger Agreement and cause the Company to enter into a definitive agreement with respect to a Superior Proposal, subject to a four business day match period that would allow Parent to negotiate with the Company in order to amend the Merger Agreement. If the Company terminates the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal, the Company will have an obligation to pay to Parent a termination fee of $76.0 million. The Board believed the termination fee, representing approximately 3.0% of the enterprise value of the Company at the Offer Price, would not unreasonably deter another party with the strategic interest and financial capability from making a competing proposal for the Company.

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  Intervening Event Recommendation Change.  In the absence of a Acquisition Proposal and in response to an Intervening Event (as defined in Section 11—"The Transaction Agreements—The Merger Agreement" in the Offer to Purchase), if the Board determines in good faith, after consultation with its outside counsel, that it is required to do so in order to comply with its fiduciary duties to the stockholders of the Company under applicable law, the Board may make a Change of Recommendation (as defined in Section 11—"The Transaction Agreements—The Merger Agreement" in the Offer to Purchase) on account of such Intervening Event, subject to a four business day notice period that would allow Parent to negotiate with the Company in order to amend the Merger Agreement. If Parent terminates the Merger Agreement as a result of such Change of Recommendation, the Company will have an obligation to pay to Parent a termination fee of $76.0 million.

    •
    Extension of the Offer.  Purchaser's obligation to accept and pay for all Shares that have been validly tendered into the Offer and not properly withdrawn is subject to a number of conditions (the "Offer Conditions"). However, Purchaser is required to extend the Offer beyond the initial Expiration Time (unless the Merger Agreement has been terminated in accordance with its terms) (i) in consecutive increments of up to five business days each if any Offer Condition (other than the Minimum Condition) have not been satisfied or waived, (ii) for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or (iii) at the Company's request, for up to two successive seven business day periods if the Minimum Condition has not been satisfied but all other Offer Conditions have been satisfied or waived. Notwithstanding the foregoing, in no event will Purchaser be required to extend the Offer beyond May 15, 2015.

    •
    Appraisal Rights.  The Board considered the availability of statutory appraisal rights under Delaware law in connection with the Merger for holders of Shares who do not tender their Shares into the Offer and, if applicable, do not vote their Shares in favor of adoption and approval of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per-Share amount than the Offer Price, which appraisal rights avoid delays in the transaction so that other holders of Shares will be able to receive the Offer Price for their Shares in the Offer and Merger.

        In reaching its determinations and recommendations described above, the Board also considered the following potentially negative factors:

  •
  No Participation in the Company's Future.  The Board considered that if the Offer and Merger are consummated, holders of Shares will receive the Offer Price and/or the Merger Consideration in cash and will no longer have the opportunity to (i) participate in any future earnings or growth of the Company or the combined company or (ii) benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions.

  •
  Non-Solicitation Covenant.  The Board considered that the Merger Agreement imposes restrictions on soliciting competing Acquisition Proposals from third parties. However, based upon the process to identify certain strategic alternatives described above in "—Background of the Merger Agreement" and the Board's determination as to the likely universe of other potential acquirors that had not already been contacted, the Board believed it had a strong basis for determining that the Offer and the Merger were the best transactions reasonably likely to be available to the Company.

  •
  Termination Fees.  The Board considered the fact that the Company must pay Parent a termination fee of $76.0 million, if, (i) after the date of the Merger Agreement, a Acquisition Proposal has been made to the Company and has been publicly made or publicly disclosed, (ii) the Merger Agreement is thereafter terminated by either Parent or the Company in the event that the Termination Date has been reached and (iii) within twelve months after such termination, the Company (A) enters into a definitive agreement and at any time thereafter consummates the transaction contemplated by such Acquisition Proposal (regardless of whether such consummation occurs within the twelve-month period) or (B) consummates an Acquisition Proposal (regardless of when such Acquisition Proposal was initially made). The Board also considered the fact that the Company would be obligated to pay to Parent a termination fee in the circumstances described above in "Intervening Event Adverse Recommendation Change" and "Ability to Accept a Superior Offer," or in the event that the Merger Agreement is terminated by Parent because the Company has breached its non-solicitation obligations or the Board has changed its recommendation. The Board determined that these termination fee provisions were reasonable and that they would be unlikely to deter an interested third party from making an Acquisition Proposal.

  •
  Interim Operating Covenants.  The Board considered that the Merger Agreement imposes restrictions on the conduct of the Company's business prior to the consummation of the Offer, requiring the Company to, and to cause its Subsidiaries to, use its commercially reasonable efforts to carry on its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to preserve in all material respects its current business organization and maintain in all material respects existing relations and goodwill with governmental entities, customers, suppliers, creditors, lessors, officers, employees and joint venture partners, as more fully described in Section 11—"The Transaction Agreements—The Merger Agreement" of the Offer to Purchase.

  •
  Risks the Offer and Merger May Not Be Completed.  The Board considered the risk that the conditions to the Offer may not be satisfied and that, therefore, Shares may not be purchased pursuant to the Offer and the Merger may not be consummated. The Board also considered the risks and costs to the Company if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on business and customer relationships and the potential effect on the trading price of the Shares.

  •
  Potential Conflicts of Interest.  The Board considered the potential conflict of interest created by the fact that the Company's executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, as more fully described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company."

        The foregoing discussion of the factors considered by the Board is intended to be a summary, and is not intended to be exhaustive, but rather includes the principal factors considered by the Board. After considering these factors, the Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, substantially outweighed the potential negative factors. The Board collectively reached the conclusion to approve the Merger Agreement and the related transactions, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the Board believed were appropriate. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the complexity of these matters, the Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weight to different factors.

Intent to Tender

        As of January 23, 2015, the directors and executive officers of the Company beneficially owned 344,211 Shares (not including any Shares deliverable upon exercise or conversion of any Company Stock Options), representing approximately 2.7% of the outstanding Shares. We believe the directors and executive officers of the Company intend to tender or cause to be tendered all Shares held of record or beneficially by them into the Offer (other than Shares as to which such holder does not have discretionary authority and Shares which may be retained in order to facilitate estate and tax planning dispositions) and, if necessary, to vote such Shares in favor of the adoption of the Merger Agreement.

Opinion of the Company's Financial Advisor

  J.P. Morgan Securities LLC

        Pursuant to an engagement letter dated November 13, 2014, the Company retained J.P. Morgan as its financial advisor in connection with a possible transaction between the Company and any other person, including (a) any merger, consolidation, joint venture or other business combination pursuant to which at least 80% of the business of the Company is combined with that of another person; (b) the acquisition by another person, directly or indirectly, of at least 80% of the capital stock of the Company, by way of tender or exchange offer, negotiated purchase or any other means; and/or (c) the acquisition by another person, directly or indirectly, of at least 80% of the assets, properties and/or businesses of the Company, by way of a direct or indirect purchase, lease, license, exchange, joint venture, or other means. On January 11, 2015, at a meeting of the Company Board held to evaluate the Offer and the Merger (for purposes of this "Item 4—Opinion of the Company's Financial Advisor", the Offer and the Merger, taken together and not separately, are referred to herein as the "Transaction"), J.P. Morgan rendered to the Company Board an oral opinion, subsequently confirmed by delivery of a written opinion dated January 11, 2015, to the effect that, as of that date and based on and subject to the factors and assumptions set forth in its opinion, the $190.00 per Share consideration to be paid in the Transaction to the holders of Shares (other than Parent, Purchaser and their respective affiliates) is fair, from a financial point of view, to such holders.

        The full text of J.P. Morgan's written opinion, dated January 11, 2015, to the Company Board, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is included as Annex B to this Schedule 14D-9 and is incorporated herein by reference. Holders of Shares are urged to read the opinion carefully in its entirety. The description of J.P. Morgan's opinion set forth in this document is qualified by reference to the full text of J.P. Morgan's opinion. J.P. Morgan's written opinion is addressed to the Company Board (in its capacity as such), is directed only to the consideration to be paid to the holders of Shares and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Shares into the Offer or how any such stockholder should vote with respect to the Transaction or any other matter.

        In connection with rendering its opinion described above and performing the related financial analysis, J.P. Morgan, among other things:

  •
  reviewed the Merger Agreement;

  •
  reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

  •
  compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

  •
  compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Company common stock and certain publicly traded securities of such other companies;

  •
  reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

  •
  performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

        In addition, J.P. Morgan held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

        J.P. Morgan, in giving its opinion, relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did J.P. Morgan assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct nor was provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transaction and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement. J.P. Morgan also assumed that the representations and warranties made by the Company and Parent in the Merger Agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan's analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction, will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

        J.P. Morgan's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect J.P. Morgan's opinion and J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. J.P. Morgan's opinion is limited to the fairness, from a financial point of view, of the $190.00 per Share consideration to be paid in the Transaction to the holders of Shares and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, J.P. Morgan has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons, relative to the $190.00 per Share consideration to be paid in the Transaction to the holders of Shares or with respect to the fairness of any such compensation.

        J.P. Morgan's opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Shares into the Offer or how such stockholder should vote with respect to the Transaction or any other matter. The opinion was approved by a fairness opinion committee of J.P. Morgan.

        In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of certain of the financial analyses utilized by J.P. Morgan in connection with providing its opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone and, in order to fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan's financial analyses. All market data used by J.P. Morgan in its analyses was as of January 8, 2015.

  Historical Stock Price Analysis

        J.P. Morgan reviewed the 52-week trading range of the Company's stock price. Specifically, the reference range was $129.75 to $188.40 for the 52-week trading range ended January 8, 2015. J.P. Morgan noted that this review of the 52-week trading range of the Company's stock price was not a valuation methodology or a component of its fairness analysis but was presented merely for informational and reference purposes.

  Analyst Price Targets

        J.P. Morgan reviewed the price targets for Shares by certain equity research analysts, and noted that such price targets ranged from $172.00 per Share to $188.00 per Share. J.P. Morgan noted that this review of analyst price targets was not a valuation methodology or a component of its fairness analysis but was presented merely for informational and reference purposes.

  Public Trading Multiples Analysis

        Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for publicly traded companies engaged in businesses which may generally be considered similar to the Company's business. The selected companies were as follows:

  Distribution:

  •
  McKesson Corporation

  •
  Cardinal Health, Inc.

  •
  AmerisourceBergen Corporation

  Specialty Distribution:

  •
  Henry Schein, Inc.

  •
  Patterson Companies, Inc.

  •
  VWR International

  High-growth Healthcare Services:

  •
  Catamaran Corporation

  •
  Envision Healthcare Holdings, Inc.

  •
  MEDNAX, Inc.

  •
  VCA Inc.

  •
  TeamHealth Holdings Inc.

        None of the selected companies reviewed is identical to the Company and certain of these companies may have characteristics that are materially different from those of the Company. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan's analysis, may be considered similar to those of the Company based on business sector participation, financial metrics and operating characteristics and products and services. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company.

        In all instances, multiples were based on closing stock prices on January 8, 2015. For each of the following analyses performed by J.P. Morgan, estimated financial data for the selected companies were based on the selected companies' filings with the SEC and publicly available Wall Street research analysts' consensus estimates.

        Using publicly available information, J.P. Morgan calculated, for each selected company, the ratio of the company's firm value (calculated as the market value of the company's common stock on a fully diluted basis, plus any debt and minority interest, less cash and cash equivalents) to the consensus equity research analyst estimate for the company's EBITDA (defined as earnings before interest, taxes, depreciation and amortization) for a 12-month period ended September 30, 2015, consistent with the Company's fiscal year end of September 30 ("2015E FV/EBITDA"). In addition, J.P. Morgan calculated, for each selected company, the price to earnings ratio for the company for a 12-month period ended September 30, 2015, consistent with the Company's fiscal year end of September 30 ("2015E P/E"). This analysis indicated the following for the selected companies and the Company:

Benchmark

	High	Low
2015E FV/EBITDA	16.5x	10.9x
2015E P/E	28.4x	17.4x

        Based on the results of this analysis, J.P. Morgan selected a multiple reference range for the Company of 11.0x - 16.5x for 2015E FV/EBITDA and a multiple reference range of 17.5x - 28.5x for 2015E P/E.

        After applying such ranges to the appropriate metrics for the Company, the analysis indicated the following implied per share equity value ranges for the Shares, rounded to the nearest $0.25:

Implied Per Share Equity Value Ranges

	Implied Per Share Equity Value
	Low	High
2015 FV/EBITDA	$116.75	$178.00
2015 P/E	$109.00	$177.50

        The ranges of implied per share equity values for Shares were compared to the Company's closing share price of $177.05 on January 8, 2015 and the merger consideration of $190.00 per Share.

  Selected Transaction Analysis

        Using publicly available information, J.P. Morgan reviewed selected transactions involving acquired businesses that, for purposes of J.P. Morgan's analysis, may be considered similar to the Company's business. Specifically, J.P. Morgan reviewed the following transactions:

Target	Acquirer	Month/Year Announced
Celesio AG	McKesson Corporation	October 24, 2013
PSS World Medical, Inc.	McKesson Corporation	October 25, 2012
Catalyst Health Solutions, Inc.	SXC Health Solutions Corporation	April 18, 2012
U.S. Oncology Inc.	McKesson Corporation	November 1, 2010
Animal Health International, Inc.	Lextron Animal Health	March 14, 2011
Butler Animal Health Supply	Henry Schein, Inc.	November 30, 2009
PolyMedica Corporation	Medco Health Solutions Inc.	August 28, 2007
VWR International, Inc.	Madison Dearborn Partners LLC	May 2, 2007
Bellco Health	AmerisourceBergen Corporation	May 2, 2007
Fisher Scientific International Inc.	Thermo Electric Corporation	May 8, 2006
D&K Healthcare Resources, Inc.	McKesson Corporation	July 11, 2005

        Using publicly available estimates, J.P. Morgan reviewed the transaction value as a multiple of the target company's latest twelve months, or LTM, EBITDA, immediately preceding announcement of the transaction, which is referred to below as "FV/LTM EBITDA." J.P. Morgan also reviewed the transaction value as a multiple of the target company's expected calendar year EBITDA during the calendar year of the announcement of the transaction, which is referred to below as "FV/CY EBITDA." The calendar year estimates represent following year estimates, if the selected transaction was announced after June 30.

        This analysis indicated the following:

Selected Transactions Analysis

Benchmark

	High	Low
FV/LTM EBITDA	19.1x	9.2x
FV/CY EBITDA	17.4x	6.3x

        Based on the results of this analysis, J.P. Morgan selected a multiple reference range for the Company of 11.0x to 19.0x FV/LTM EBITDA. J.P. Morgan applied this range to the Company's 2014 LTM EBITDA to determine a range of implied firm values for the Company, which was then adjusted for the Company's net debt as of September 30, 2014 to determine a range of implied equity values. J.P. Morgan also selected a multiple reference range for the Company of 10.0x to 17.5x FV/CY EBITDA. J.P. Morgan applied this range to the Company's 2015E EBITDA, to determine a range of implied firm values for the Company, which was then adjusted for the Company's net debt as of September 30, 2014 to determine a range of implied equity values. The analysis indicated the following implied per share equity value ranges for the Shares, rounded to the nearest $0.25:

Implied Per Share Equity Value Ranges

	Implied Per Share Equity Value
	Low	High
FV/LTM EBITDA	$104.50	$184.75
FV/CY EBITDA	$105.50	$189.25

        The ranges of implied per share equity values for Shares were compared to the Company's closing share price of $177.05 on January 8, 2015 and the merger consideration of $190.00 per Share.

        It should be noted that no company utilized in the analysis above is identical to the Company and no transaction is identical to the Transaction.

  Discounted Cash Flow Analysis

        J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per Share. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their "present value." The "unlevered free cash flows" refers to a calculation of the future cash flows of an asset without including in such calculation any debt servicing costs. "Present value" refers to the current value of one or more future cash payments from the asset, which is referred to as that asset's cash flows, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. "Terminal value" refers to the capitalized value of all cash flows from an asset for periods beyond the final forecast period.

        J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during the second quarter 2015 through fiscal year 2024 based upon (i) the Company forecasts for the second quarter of 2015 through fiscal year 2019 and (ii) extrapolations of such forecasts (which were prepared by Company's management solely for purposes of J.P. Morgan's valuation analysis) for fiscal years 2020 through 2024. J.P. Morgan also calculated a range of terminal values of the Company at the end of the ten year period ending 2024 by applying a perpetual growth rate ranging from 2.00% to 3.00% to the unlevered free cash flow of the Company during the terminal period of the projections. The unlevered free cash flows and the range of terminal values were discounted to present values using a range of discount rates from 7.00% to 8.00%, which was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company. In calculating the implied fully diluted equity value per Share, J.P. Morgan adjusted the implied firm value for the Company's net debt and divided by the projected fully diluted Shares outstanding at December 31, 2014. Based on the foregoing, the analysis resulted in an implied per Share range between $136.25 and $194.00, rounded to the nearest $0.25, as compared to the Company's closing share price of $177.05 on January 8, 2015 and the merger consideration of $190.00 per Share.

  General

        The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. In arriving at its opinion, J.P. Morgan reviewed various financial and operational metrics for the Company, including forecasts with respect to the Company, which were made available to J.P. Morgan by or on behalf of the Company. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it, except as noted above, and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed is identical to the Company and none of the selected transactions reviewed was identical to the Transaction. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan's analysis, may be considered similar to those of the Company based on business sector participation, financial metrics and operating characteristics and products and services. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company.

        As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the Transactions on the basis of such experience and its familiarity with the Company.

        For services rendered in connection with the Transaction, the Company has agreed to pay J.P. Morgan a fee of approximately $13 million, $1.0 million of which was payable upon the delivery by J.P. Morgan of its opinion and the remainder of which is contingent upon the consummation of the transaction. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of legal counsel up to a cap of $100,000, and will indemnify J.P. Morgan against certain liabilities.

        During the two years preceding the date of J.P. Morgan's opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company. During the two years preceding the date of its opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Parent, for which J.P. Morgan and such affiliates received customary compensation. Such services during such period have included acting as a joint bookrunner on the Parent's bond offering in May of 2014, acting as a joint lead arranger on the Parent's syndicated credit facility in August of 2014, and providing asset management services during such two year period. In addition, J.P. Morgan's commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Parent, for which it receives customary compensation or other financial benefits. In the aggregate, J.P. Morgan has received approximately $5.5 million in compensation from Parent during the two years preceding the date of its opinion. In the ordinary course of J.P. Morgan's businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or Parent for its own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

Certain Company Forecasts

  Important Information Concerning the Company Management Forecasts

        Other than quarterly and annual financial guidance provided to investors, which may cover such areas as revenues, gross profits, operating income, net income and diluted earnings per share, among other items, and which it may update from time to time, the Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates.

        However, in connection with the Board's evaluation of the Offer and the Merger and other strategic alternatives available to the Company, the Company's management prepared certain unaudited prospective financial information for the years 2015 through 2019, which included (i) a base case scenario that assumed no growth through additional acquisitions by the Company (the "Base Case") and (ii) a second scenario that assumed non-organic growth by the Company through the consummation of acquisitions in future periods (the "Acquisition Case," together with the Base Case, the "Forecasts.") The Company's management provided the Forecasts to the Board for purposes of considering and evaluating Parent's acquisition proposal, and to J.P. Morgan in connection with the rendering of J.P. Morgan's opinion to the Board and in performing its related financial analyses, as described above under the heading "—Financial Analyses and Opinions". Prior to the execution of the Merger Agreement, in connection with Parent's due diligence, the Company also provided to Parent and Purchaser, among other things, the Forecasts certain of which are set forth below for the years 2015 through 2019.

        The following is a summary of the Forecasts:

  Base Case Scenario

Fiscal Year Ended September 30
($ in thousands, except per share data)

	2015	2016	2017	2018	2019
Revenues	$3,284,254	$3,572,343	$3,858,131	$4,162,518	$4,493,239
Gross Profit	$403,232	$440,595	$479,275	$520,992	$566,497
EBITDA(1)	$143,994	$161,892	$182,134	$204,468	$229,263
EBIT(2)	$128,865	$145,830	$165,169	$186,559	$210,320
Income Before Taxes	$128,930	$146,811	$166,150	$187,540	$211,301
Net Income	$79,618	$89,849	$101,684	$114,775	$129,316
Earnings per share:
Basic	6.24	7.04	7.93	8.92	10.01
Diluted	6.23	7.02	7.92	8.90	9.99
Unlevered Free Cash Flow(3)	$58,495	$45,739	$61,534	$71,927	$82,752

(1)
"EBITDA" means earnings before interest, taxes, depreciation and amortization (but excludes other income/net).

(2)
"EBIT" means earnings before interest and taxes (but excludes other income/net).

(3)
"Unlevered Free Cash Flow" means earnings before interest and taxes (inclusive of other income/net), less taxes, plus depreciation and amortization, less capital expenditures, and less the amount of any increase or plus the amount of any decrease in net working capital.

  Acquisition Case Scenario

Fiscal Year Ended September 30
($ in thousands, except per share data)

	2015	2016	2017	2018	2019
Revenues	$3,284,254	$4,872,343	$5,262,131	$5,738,838	$6,195,665
Gross Profit	$403,232	$575,795	$626,695	$692,222	$753,128
EBITDA(1)	$143,994	$211,357	$241,102	$282,184	$319,778
EBIT(2)	$128,865	$177,295	$205,897	$244,441	$280,721
Income Before Taxes	$128,930	$161,902	$193,195	$234,641	$274,536
Net Income	$79,618	$99,084	$118,235	$143,600	$168,016
Earnings per share:
Basic	6.24	7.76	9.23	11.16	13.01
Diluted	6.23	7.74	9.20	11.14	12.98
Unlevered Free Cash Flow(3)	$58,495	$(418,523)	$90,983	$77,781	$129,324

(1)
"EBITDA" means earnings before interest, taxes, depreciation and amortization (but excludes other income/net).

(2)
"EBIT" means earnings before interest and taxes (but excludes other income/net).

(3)
"Unlevered Free Cash Flow" means earnings before interest and taxes (inclusive of other income/net), less taxes, plus depreciation and amortization, less capital expenditures, less anticipated expenditures for business acquisitions, and less the amount of any increase or plus the amount of any decrease in net working capital.

  Additional Information Concerning the Forecasts

        The summary of the Forecasts is included in this Schedule 14D-9 solely to give the Company's stockholders access to certain financial Forecasts that were made available to the Board, J.P. Morgan, Purchaser and Parent and is not being included in this Schedule 14D-9 to influence a Company stockholder's decision whether to tender Shares in the Offer or for any other purpose. The Forecasts were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. The Forecasts are forward-looking statements. All of the Forecasts summarized in this section were prepared by the Company's management.

        No independent registered public accounting firm provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts. The Deloitte & Touche LLP reports included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2014 relate solely to the historical financial information of the Company and to an assessment of the Company's internal controls over financial reporting. Such reports do not extend to the Forecasts and should not be read to do so.

        By including the Forecasts in this Schedule 14D-9, neither the Company nor any of its representatives has made or makes any representation to any person regarding the information included in the Forecasts or the ultimate performance of the Company, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Forecasts. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Forecasts.

        The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

        In particular, the Forecasts, while presented with numerical specificity necessarily, were based on numerous variables and assumptions that are inherently uncertain. Because the Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and results in the Forecasts not being achieved include, but are not limited to, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in the Company's SEC filings, including the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2014 and described under the section below entitled "Cautionary Statement Regarding Forward-Looking Statements". The Forecasts also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of future results.

        The Forecasts were developed for the Company on a standalone basis without giving effect to the Offer and the Merger, and therefore the Forecasts do not give effect to the Offer, the Merger or any changes to the Company's operations or strategy that may be implemented after the consummation of the Offer and the Merger, including cost synergies realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger. Furthermore, the Forecasts do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

        The Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

        In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Forecasts.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

        Information pertaining to the retention of J.P. Morgan in "Item 4. The Solicitation or Recommendation—Background and Reasons for the Recommendation—Opinion of the Company's Financial Advisor" is incorporated herein by reference.

        The Company has agreed to pay J.P. Morgan for its financial advisory services to the Company in connection with the Offer and the Merger an aggregate fee of approximately $13.0 million, $1.0 million of which was payable upon delivery of J.P. Morgan's opinion and $12.0 million of which is contingent upon the consummation of the Offer. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses, including certain fees and expenses of legal counsel up to a cap of $100,000, and to indemnify J.P. Morgan and related parties for certain liabilities and other items, including liabilities under the federal securities laws, arising out of or related to its engagement.

        Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company's knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

        Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

        Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION

Regulatory Approvals

        The Offer is conditioned on satisfaction (or waiver) of the condition that all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act") will have expired or been terminated (the "Regulatory Condition").

  Antitrust

        Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. See Section 16—"Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase.

        The parties filed Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division on January 26, 2015. Under the HSR Act, the required waiting period will expire at 11:59 pm, New York City time on the 15th calendar day after the filing, unless earlier terminated by the FTC and the Antitrust Division or unless Parent receives a request for additional information or documentary material ("Second Request") from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of ten calendar days following the date of Parent's substantial compliance with that request. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday.

        The FTC and the Antitrust Division scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the FTC or the Antitrust Division could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Appraisal Rights

        The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Statement as Annex C. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person holding a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

        Stockholders should carefully review the full text of Section 262 of the DGCL, particularly the procedural steps required to perfect appraisal rights, as well as the information discussed below. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights.

        Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender such Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery (the "Court of Chancery") and to receive payment of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, as determined by such court. The "fair value" could be greater than, less than or the same as the Offer Price or the Merger Consideration.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. This Statement constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        Stockholders who tender Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive an amount in cash equal to the Offer Price, without interest and less any required withholding taxes.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to any Shares, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for the Shares occurs, and 20 days after the date of mailing of this notice, deliver to the Company at the address indicated below a written demand for appraisal of such Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of his, her or its Shares;

  •
  not tender such Shares in the Offer; and

  •
  continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

        If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above on or within 10 days after the effective date of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights

  Written Demand by the Record Holder

        All written demands for appraisal should be addressed to MWI Veterinary Supply, Inc., 3041 W. Pasadena Dr., Boise, Idaho 83705, Attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder's name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

  Filing a Petition for Appraisal

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition, or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefore has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivering of demands for appraisal, whichever is later. Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit stock certificates held by them, if any, to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

  Determination of Fair Value

        After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

        In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion that does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a dissenter's exclusive remedy.

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the Merger Consideration. Neither Parent nor the Company anticipates offering more than the Offer Price or the Merger Consideration to any stockholder exercising appraisal rights, and each of Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration.

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder's stock certificates, if any, to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of Shares represented by certificates upon the surrender to the Surviving Corporation of such stockholder's certificates. The Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

        If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal with respect to such Shares, such Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders' rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration by delivering to the Company a written withdrawal of such stockholder's demand for appraisal and acceptance of the terms of the Merger either within 60 days after the Effective Time or thereafter with the written approval of the Company. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the Merger Consideration within 60 days after the Effective Time.

        If you wish to exercise your appraisal rights with respect to any Shares, you must not tender such Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you tender your Shares in the Offer or fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

        The foregoing summary of the rights of the Company's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.

Anti-Takeover Statute

        The Company previously opted out of Section 203 of the DGCL, which prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. Additionally, neither Parent nor Purchaser is, nor at any time for the past three years has been, an "interested stockholder" of the Company as defined in Section 203 of the DGCL. Because the Company has, in its certificate of incorporation, opted out of Section 203 of the DGCL, Section 203 of the DGCL is inapplicable to the Offer and the Merger.

        The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. As set forth in the Offer to Purchase, in the event it is asserted that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approval from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered into the Offer, or be delayed in consummating the Offer.

Stockholder Approval Not Required

        If the Offer is consummated, the Company does not anticipate seeking the approval of the Company's remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for stock of a public corporation, the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement in which the target corporation is a constituent corporation under the DGCL and the target corporation's certificate of incorporation, and the holders of stock not tendered into the tender offer (other than holders of stock for which appraisal rights have been validly perfected or stock owned by Parent, the Company or any of their respective wholly owned subsidiaries) receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of the Company's stockholders, in accordance with Section 251(h) of the DGCL.

Certain Litigation

        To the knowledge of the Company, as of January 26, 2015, there is no pending litigation against the Company, Parent or Purchaser in connection with the Offer or the Merger.

Section 14(f) Information Statement

        The Information Statement is being furnished to the holders of Shares pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, in connection with Purchaser's right, pursuant to the Merger Agreement, to designate persons to the Board promptly upon the payment by Purchaser for the Shares tendered into the Offer.

Golden Parachute Compensation

        This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that could become payable to each of the Company's named executive officers, and that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules, and in this section such terms are used to describe the transaction-related compensation that could become payable to the Company's named executive officers.

        Pursuant to the terms of the Merger Agreement, effective as of the Offer Closing, each share of Company Restricted Stock held by the Company's named executive officers will become fully vested, and the restrictions thereon will lapse, and all such shares of Company Restricted Stock will be treated identically to all other Shares, as of the Effective Time, with respect to payment of the Offer Price, without interest and less any applicable withholding as described above in "Item 3. Past Contracts, Transaction, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and Merger on the Company's Outstanding Equity Securities." None of the Company's named executive officers has any outstanding Company Options, whether vested or unvested, nor any participant contributions under the MWI Veterinary Supply, Inc. 2008 Employee Stock Purchase Plan for the purchase of Shares.

        Each of the Company's named executive officers is also entitled to certain "double-trigger" severance payments and benefits pursuant to the Executive Severance Agreements described in "Item 3. Past Contracts, Transaction, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Executive Severance Agreements." These severance payments and benefits are payable in the event of a termination of employment by the Company without cause or by the named executive officer with good reason, in either case, within two years following a change in control, such as the Offer and the Merger. Provision of these severance payments and benefits is conditioned upon the execution of a release in favor of the Company and material compliance with certain restrictive covenants.

        None of the Company's named executive officers are entitled to a Code Section 4999 excise tax gross-up. Instead, any severance or other change in control payments which may become payable to the Company's named executive officers will be reduced by the minimum extent necessary to avoid the imposition of such Code Section 4999 excise tax if such reduction results in such named executive officer retaining, on an after-tax basis, a greater portion of such benefits than if no such reduction had occurred. Based on the amount of each of the Company's named executive officer's potential severance or other change in control benefits, no named executive officer is expected to be subject to a reduction in his or her change in control payments.

        The amounts set forth in the table below, which represent an estimate of each of the Company's named executive officer's golden parachute compensation, assume the following:

  •
  the Acceptance Time and the Effective Time each occur on February 23, 2015;

  •
  the Offer Closing will occur on February 23, 2015;

  •
  all unvested shares of Company Restricted Stock held by each of the Company's named executive officers as of January 23, 2015 remain unvested at the Effective Time and such individual receives in the Merger the consideration described above in "Item 3. Past Contracts, Transaction, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and Merger on the Company's Outstanding Equity Securities";

  •
  each of the Company's named executive officer's employment is terminated by the Company without Cause immediately following the Effective Time; and

  •
  the Merger Consideration is $190.00 per Share.

        The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described above. As a result, the golden parachute compensation, if any, to be received by each of the Company's named executed officers may materially differ from the amounts set forth below.

 GOLDEN PARACHUTE COMPENSATION

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Total ($)(4)
James F. Cleary	2,519,148	1,729,000	38,659	4,286,807
Mary Patricia B. Thompson	1,819,328	1,729,000	44,210	3,592,538
Jeffrey J. Danielson	631,116	969,000	38,659	1,638,775
John J. Francis	623,543	969,000	40,632	1,633,175
Jeremy C. Ouchley	984,380	684,000	44,210	1,712,590

(1)
With respect to Mr. Cleary, the amounts reported in this column represent the sum of (i) 1.5 times the sum of (A) Mr. Cleary's base salary ($507,500), (B) the grant date value of his 2014 Company Restricted Stock grant ($513,065) and (C) the 2014 cash bonus paid to Mr. Cleary ($510,000), and (ii) the Pro-Rata Maximum Bonus equal to $223,300. With respect to Ms. Thompson, the amounts reported in this column represent the sum of (i) 1.5 times the sum of (A) Ms. Thompson's base salary ($304,500), (B) the grant date value of her 2014 Company Restricted Stock grant ($513,065) and (C) the 2014 cash bonus paid to Ms. Thompson ($306,000), and (ii) the Pro-Rata Maximum Bonus equal to $133,980. With respect to Mr. Danielson, the amounts reported in this column represent the sum of (i) Mr. Danielson's base salary ($175,074), (ii) the grant date value of his 2014 Company Restricted Stock grant ($293,180), (iii) the 2014 cash bonus paid to Mr. Danielson ($113,841) and (iv) the Pro-Rata Maximum Bonus equal to $49,021. With respect to Mr. Francis, the amounts reported in this column represent the sum of (i) Mr. Francis' base salary ($171,151), (ii) the grant date value of his 2014 Company Restricted Stock grant ($293,180), (iii) the 2014 cash bonus paid to Mr. Francis ($111,290) and (iv) the Pro-Rata Maximum Bonus equal to $47,922. With respect to Mr. Ouchley, the amounts reported in this column represent the sum of (i) 1.5 times the sum of (A) Mr. Ouchley's base salary ($223,300), (B) the grant date value of his 2014 Company Restricted Stock grant ($293,180) and (C) the 2014 cash bonus paid to Mr. Ouchley ($110,000), and (ii) the Pro-Rata Maximum Bonus equal to $44,660. These severance amounts will be paid during the 12-month period following termination of employment, except the Pro-Rata Maximum Bonus, which is paid in one lump sum. All amounts reported in this column are attributable to a double-trigger arrangement and are payable only in the event that the executive's employment is terminated without cause or for good reason, in either case, within two year following a change in control, such as the Offer and the Merger, and following the executive officer's execution of an irrevocable release, as described above in "Item 3. Past Contracts, Transaction, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Executive Severance Agreements."

(2)
Amounts reported in this column with respect to each individual represent payments of the Offer Price, without interest, with respect to their respective shares of Company Restricted Stock. Pursuant to the Merger Agreement, any shares of Company Restricted Stock outstanding immediately prior to the Offer Closing will become fully vested, and the restrictions thereon will lapse, and such vested shares of Company Restricted Stock will, at the Effective Time, be treated identically to all other Shares with respect to the payment of the Offer Price, without interest and less any applicable withholding taxes, as described above in "Item 3. Past Contracts, Transaction, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and Merger on the Company's Outstanding Equity Securities." As of the Offer Closing, it is expected that Mr. Cleary will own 9,100 shares of Company Restricted Stock, Ms. Thompson will own 9,100 shares of Company Restricted Stock, Mr. Danielson will own 5,100 shares of Company Restricted Stock, Mr. Francis will own 5,100 shares of Company Restricted Stock and Mr. Ouchley will own 3,600 shares of Company Restricted Stock.

(3)
With respect to Mr. Cleary, the amounts reported in this column represent (i) the present value of 18 months of COBRA reimbursements ($13,659) and (ii) outplacement services of $25,000. With respect to Ms. Thompson, the amounts reported in this column represent (i) the present value of 18 months of COBRA reimbursements ($19,210) and (ii) outplacement services of $25,000. With respect to Mr. Danielson, the amounts reported in this column represent (i) the present value of 18 months of COBRA reimbursements ($13,659) and (ii) outplacement services of $25,000. With respect to Mr. Francis, the amounts reported in this column represent (i) the present value of 18 months of COBRA reimbursements ($15,632) and (ii) outplacement services of $25,000. With respect to Mr. Ouchley, the amounts reported in this column represent (i) the present value of 18 months of COBRA reimbursements ($19,210) and (ii) outplacement services of $25,000. All amounts reported in this column are attributable to a double-trigger arrangement and are payable only in the event that the executive's employment is terminated without cause or for good reason, in either case, within two years following a change in control, such as the Offer and the Merger, as described above in "Item 3. Past Contracts, Transaction, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Executive Severance Agreements."

(4)
With respect to Mr. Cleary, $2,557,807 of the amounts reported in this column are attributable to double-trigger arrangements (as described in footnotes 1 and 3) and $1,729,000 are attributable to single-trigger arrangements (as described in footnote 2). With respect to Ms. Thompson, $1,863,538 of the amounts reported in this column are attributable to double-trigger arrangements (as described in footnotes 1 and 3) and $1,729,000 are attributable to single-trigger arrangements (as described in footnote 2). With respect to Mr. Danielson, $669,775 of the amounts reported in this column are attributable to double-trigger arrangements (as described in footnotes 1 and 3) and $969,000 are attributable to single-trigger arrangements (as described in footnote 2). With respect to Mr. Francis, $664,175 of the amounts reported in this column are attributable to double-trigger arrangements (as described in footnotes 1 and 3) and $969,000 are attributable to single-trigger arrangements (as described in footnote 2). With respect to Mr. Ouchley, $1,028,590 of the amounts reported in this column are attributable to double-trigger arrangements (as described in footnotes 1 and 3) and $684,000 are attributable to single-trigger arrangements (as described in footnote 2).

        The executive's receipt of the benefits in the columns with the headings "Cash" and "Perquisites/Benefits" of the golden parachute compensation table above are subject to his or her material compliance with certain restrictive covenants. The restrictive covenants for Messrs. Cleary and Ouchley generally provide for a non-competition and non-solicitation period of two years while Ms. Thompson, Mr. Danielson and Mr. Francis are subject to a non-competition and non-solicitation period of one year. Moreover, certain executives are subject to non-disparagement covenants and all executives are subject to confidentiality restrictive covenants.

ITEM 9.    EXHIBITS

        The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated January 26, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by AmerisourceBergen Corporation and Roscoe Acquisition Corp. on January 26, 2015 (the "Schedule TO")).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(2)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex A to this Schedule 14D-9).
(a)(5)(i)
Joint Press Release of AmerisourceBergen Corporation and MWI Veterinary Supply, Inc., dated January 11, 2015 (incorporated by reference to Exhibit 99.1 to MWI Veterinary Supply, Inc.'s Current Report on Form 8-K filed on January 12, 2015).
(a)(5)(ii)	Transcript of Conference Call occurring on January 12, 2015 (incorporated by reference to Exhibit 99.1 to MWI Veterinary Supply, Inc.'s 14D-9-C filed on January 13, 2015).
(a)(5)(iii)
MWI Veterinary Supply. Inc. Employee Talking Points and FAQs communicated by MWI Veterinary Supply, Inc. on January 12, 2014 (incorporated by reference to Exhibit 99.1 to MWI Veterinary Supply, Inc.'s 14D-9-C filed on January 13, 2015).
(a)(5)(iv)
MWI Veterinary Supply, Inc. Employee FAQ Email regarding Stock Options, dated January 23, 2015 (incorporated by reference to Exhibit 99.1 to MWI Veterinary Supply, Inc.'s 14D-9-C filed on January 23, 2015).
(a)(5)(v)
MWI Veterinary Supply, Inc. Employee FAQ Email regarding Restricted Stock, dated January 23, 2015 (incorporated by reference to Exhibit 99.2 to MWI Veterinary Supply, Inc.'s 14D-9-C filed on January 23, 2015).
(a)(5)(vi)
MWI Veterinary Supply, Inc. Employee FAQ Email regarding Employee Stock Purchase Plan, dated January 23, 2015 (incorporated by reference to Exhibit 99.3 to MWI Veterinary Supply, Inc.'s 14D-9-C filed on January 23, 2015).
(a)(5)(vii)	Summary Advertisement, published January 26, 2015 in The New York Times (incorporated by reference to Exhibit (a)(1)(f) to the Schedule TO).
(a)(5)(viii)	Opinion of J.P. Morgan Securities LLC, dated as of January 11, 2015 (included as Annex B to this Schedule 14D-9).
(e)(1)
Agreement and Plan of Merger, dated as of January 11, 2015, among MWI Veterinary Supply, Inc., AmerisourceBergen Corporation and Roscoe Acquisition Corp. (incorporated by reference to Exhibit 2.1 to MWI Veterinary Supply, Inc.'s Current Report on Form 8-K filed on January 12, 2015).

Exhibit No.	Description
(e)(2)	Confidentiality Agreement, dated as of August 5, 2014, between MWI Veterinary Supply, Inc. and AmericsourceBergen Corporation.
(e)(3)
Amended and Restated Certificate of Incorporation of MWI Veterinary Supply, Inc., (incorporated by reference to Exhibit 3.1 of MWI Veterinary Supply, Inc.'s Quarterly Report on Form 10-Q, filed August 1, 2007).
(e)(4)	Amended and Restated Bylaws of MWI Veterinary Supply, Inc. (incorporated by reference to Exhibit 3.2 to MWI Veterinary Supply, Inc.'s Annual Report on Form 10-K, filed November 26, 2014).
(e)(5)	Executive Severance Agreement, dated January 12, 2015, by and among MWI Veterinary Supply Co., MWI Veterinary Supply, Inc. and James Cleary, Jr.
(e)(6)	Executive Severance Agreement, dated January 12, 2015, by and among MWI Veterinary Supply Co., MWI Veterinary Supply, Inc. and Mary Patricia Thompson.
(e)(7)	Executive Severance Agreement, dated January 12, 2015, by and among MWI Veterinary Supply Co., MWI Veterinary Supply, Inc. and Jeff Danielson
(e)(8)	Executive Severance Agreement, dated January 12, 2015, by and among MWI Veterinary Supply Co. and John Francis
(e)(9)	Executive Severance Agreement, dated January 12, 2015, by and among MWI Veterinary Supply Co. and Jeremy Ouchley
(e)(10)	Executive Severance Agreement, dated January 12, 2015, by and among MWI Veterinary Supply Co., MWI Veterinary Supply, Inc. and Bryan Mooney.
(e)(11)	Executive Severance Agreement, dated January 12, 2015, by and among MWI Veterinary Supply Co., MWI Veterinary Supply, Inc. and Kevin Price.
(e)(12)	Executive Severance Agreement, dated January 12, 2015, by and among MWI Veterinary Supply Co. and John Ryan.
(e)(13)	Executive Severance Agreement, dated January 12, 2015, by and among MWI Veterinary Supply Co. and Alden J. Sutherland.
(g)	Not applicable

Annex A	—	Information Statement, dated January 26, 2015
Annex B	—	J.P. Morgan Securities LLC Opinion Letter, dated January 11, 2015
Annex C	—	Delaware Appraisal Rights Statute (Section 262 of the DGCL)

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MWI VETERINARY SUPPLY, INC.
Dated: January 26, 2015	By:	/s/ JAMES F. CLEARY, JR.
		Name:	James F. Cleary, Jr.
		Title:	President and Chief Executive Officer

Annex A

Information Statement

MWI VETERINARY SUPPLY, INC.
3041 W Pasadena Dr.
BOISE, IDAHO 83705

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934, AS AMENDED AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY

        This Information Statement is being mailed on or about January 26, 2015 to holders of record of common stock, par value $0.01 per share, of MWI Veterinary Supply, Inc. ("MWI" or the "Company"), a Delaware corporation, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of the Company with respect to the cash tender offer (the "Offer") by Roscoe Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned direct subsidiary of AmerisourceBergen Corporation ("Parent"), a Delaware corporation, to purchase all issued and outstanding shares of Company common stock (the "Shares"). Unless the context indicates otherwise, in this Information Statement, we use the terms the "Company," "MWI," "us," "we," and "our" to refer to MWI. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of stockholders to a majority of the seats on the Company's board of directors (the "Board"). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of January 11, 2015, by and among the Company, Purchaser and Parent (as such agreement may be amended or supplemented from time to time in accordance with its terms, the "Merger Agreement").

        Pursuant to the Merger Agreement, Purchaser commenced on January 26, 2015 a tender offer to purchase all outstanding Shares at a price per share of $190.00, net to the seller in cash, without interest (such amount, as it may be adjusted from time to time on the terms and subject to the conditions set forth in the Merger Agreement, the "Offer Price"), less any required withholding taxes. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company in accordance with the General Corporation Law of the State of Delaware or the DGCL (the "Merger"), with the Company surviving as an direct wholly owned subsidiary of Parent, pursuant to which Shares not then (i) held by the Company as treasury stock or held by Parent or Purchaser, all of which will be canceled and will cease to exist, and (ii) held by any stockholder of the Company who properly demands appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware (the "DGCL"), would be converted into the right to receive an amount in cash equal to the Offer Price, less any applicable withholding taxes.

        The detailed terms and conditions of the Offer are set forth in the Offer to Purchase, dated January 26, 2015 (the "Offer to Purchase"), filed as Exhibit (a)(1)(A) to the tender offer statement on Schedule TO filed by Parent on January 26, 2015 (the "Schedule TO"), and the related Letter of Transmittal, filed as Exhibit (a)(1)(B) to the Schedule TO. The Offer is initially scheduled to expire at 11:59 P.M., New York City Time, on, February 23, 2015, unless Purchaser extends the Offer (such date, including any such extensions, the "Expiration Date").

        The Merger Agreement provides that, effective after initial acceptance for payment by Purchaser of the Shares tendered pursuant to the Offer representing at least a majority of the Shares (such time hereinafter referred to as the "Acceptance Time"), subject to compliance with applicable laws and applicable rules of the NASDAQ Global Select Market, Purchaser will be entitled to elect or designate to the Board the number of directors, rounded up to the next whole number, equal to the product of (i) the total number of directors on the Board (after giving effect to the directors elected or designated by Purchaser pursuant the terms of the Merger Agreement) and (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and any of their subsidiaries bears to the total number of Shares then outstanding. Upon the request of Purchaser at any time following the Acceptance Time, the Company and the Board will cause Purchaser's designees to be so appointed, including promptly filling vacancies or newly created directorships on the Board, promptly increasing the size of the Board (including by amending the bylaws of the Company if necessary) and/or promptly securing the resignations of such number of its incumbent directors as are necessary or desirable to enable Purchaser's designees to be so elected or designated to the Board. The Company will also cause individuals elected or designated by Purchaser to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of each committee of the Board to the extent permitted by applicable laws and the rules of the NASDAQ Global Select Market.

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder, in connection with the possible appointment of Purchaser's designees to the Board. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex A. You are not required to take any action with respect to the subject matter of this Information Statement. The information contained in this Information Statement (including information incorporated by reference herein) concerning Purchaser and concerning Parent's designees has been furnished to the Company by Parent and Purchaser, and MWI assumes no responsibility for the accuracy or completeness of such information.

 PURCHASER'S DESIGNEES TO THE BOARD

        As of the date of this Information Statement, Purchaser has not determined who will be its designees to the Board. However, the designees will be selected from the list of potential designees provided below (the "Potential Designees"). The Potential Designees have consented to serve as directors of MWI if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent and Purchaser have informed the Company that, to their knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the U.S. Securities and Exchange Commission.

        Parent and Purchaser have informed the Company that, to their knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        It is expected that Purchaser's designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than February 23, 2015. At such time, Purchaser will become entitled to designate at least a majority of the members of the Board. It is currently not known which, if any, of the current directors of the Company would resign.

Name	Age	Present Principal Occupation or Employment and Five Year Employment History
Steven J. Collis	53		*
Tim G. Guttman	55		*
John G. Chou	58		*
June Barry	63		*
David W. Neu	57		*
Lawrence Marsh	54		*
James Frary	42		*
Peyton Howell	47		*

*
See biographies immediately below table.

        Steven H. Collis currently is the President and Chief Executive Officer of Parent, a position he has held since July 2011. From November 2010 to July 2011, Mr. Collis was the President and Chief Operating Officer of Parent. From 1994 to November 2010, Mr. Collis held various positions of increasing responsibility at Parent and its predecessors. Mr. Collis is currently a member of the Executive Committee of Parent. Mr. Collis also currently is a director of Thoratec Corporation.

        Tim G. Guttman is the Executive Vice President and Chief Financial Officer of Parent, a position he has held since November 2014. Previously, Mr. Guttman was named Senior Vice President and Chief Financial Officer of Parent in May 2012. He served as Acting Chief Financial Officer of Parent from February 2012 to May 2012. He was Vice President and Corporate Controller of Parent from August 2002 to May 2012.

        John. G. Chou is the Executive Vice President and General Counsel of Parent. Mr. Chou has been General Counsel of Parent since January 2007 and Executive Vice President of Parent since August 2011. From January 2007 to August 2011, Mr. Chou was a Senior Vice President of Parent. He has

served as Secretary of Parent from February 2006 to May 2012. He was Vice President and Deputy General Counsel of Parent from November 2004 to January 2007 and Associate General Counsel of Parent from July 2002 to November 2004. Mr. Chou has been employed by Parent for 12 years

        June Barry became Executive Vice President, Human Resources of Parent in November 2014. Ms. Barry joined Parent in February 2010 as Senior Vice President, Human Resources. Prior to joining Parent, she was the Senior Vice President of Human Resources for TD Bank, N.A., from 2006 to 2010.

        David W. Neu became Executive Vice President and President, AmerisourceBergen Drug Corporation in November 2014. Mr. Neu was named Senior Vice President and President, AmerisourceBergen Drug Corporation in April 2011. He served as Senior Vice President, Drug Operations for AmerisourceBergen Drug Corporation from February 2010 to April 2011. He was Senior Vice President, Retail for AmerisourceBergen Drug Corporation from 2001 to 2010. Mr. Neu has been employed by Parent or one of its predecessors for 32 years.

        Lawrence Marsh is Executive Vice President, New Market Development and Chief Strategy Officer for Parent, a role he has held since November 2012. He was Senior Vice President, New Market Development and Chief Strategy Officer of Parent from November 2012 to November 2014. Before joining Parent, Mr. Marsh was a Managing Director in Equity Research at Barclays Capital from 2008 to 2012.

        James Frary became Executive Vice President, AmerisourceBergen Corporation, and President, AmerisourceBergen Specialty Group in November 2014. Mr. Frary was named Senior Vice President and President, AmerisourceBergen Specialty Distribution and Services in April 2010. He was Regional Vice President, East Region, of AmerisourceBergen Drug Corporation from October 2007 to April 2010, and Associate Regional Vice President, East Region, from May 2007 to September 2007. Before joining Parent, Mr. Frary was a Principal in Mercer Management Consulting's Strategy Group.

        Peyton Howell became Executive Vice President, AmerisourceBergen Corporation, and President, Global Sourcing & Manufacturer Relations in November 2014. Ms. Howell has been Senior Vice President and President, Global Sourcing and Manufacturer Relations since December 2012. She served as Senior Vice President, Business Development and President of AmerisourceBergen Consulting Services from May 2010 to December 2012. She was President of Consulting Services and Health Policy, AmerisourceBergen Specialty Group from October 2007 to May 2010. She was President of Lash Group and AmerisourceBergen Specialty Group Manufacturer Services from November 1999 to October 2007. Ms. Howell has been employed by Parent or one of its predecessors for 23 years.

 INFORMATION CONCERNING OUTSTANDING SECURITIES

        The authorized share capital of MWI consists of 40,000,000 shares of Common Stock, par value $0.01 per share and 1,000,000 shares of preferred stock, par value $0.01 per share. As of January 23, 2015, a total of 12,913,187 shares of Common Stock and 0 shares of preferred stock were issued and outstanding. The shares of Common Stock constitute the only class of our securities that is entitled to vote at a meeting of our stockholders. As of the date of this Information Statement, Parent and its affiliates, including Purchaser, do not own of record any shares of Company Common Stock.

CURRENT BOARD OF DIRECTORS

        Our Amended and Restated Bylaws provide that the number of directors constituting the Board shall be seven, which number may be increased or decreased from time to time by resolution of the Board. The term of office of each director is one years and each director continues in office until his earlier death, resignation, or removal as provided for in the Amended and Restated Bylaws.

        The names, ages, terms, positions, offices held, and business experience of our current directors is set forth below:

Name	Age	Title	Term Expires	Director Since
Keith E. Alessi(1)(2)(3)	60	Director	2015	2002
Bruce C. Bruckmann(1)(4)	61	Chairman	2015	2002
James F. Cleary, Jr.(4)	51	Director, President and Chief Executive Officer	2015	2002
D. Mark Durcan(2)(3)	53	Director	2015	2014
A. Craig Olson(1)(4)	63	Director	2015	2006
Robert N. Rebholtz, Jr.(4).	50	Director	2015	2002
William J. Robison(2)(3).	79	Director	2015	2006

(1)
Member of the Audit Committee

(2)
Member of the Compensation Committee

(3)
Member of the Corporate Governance and Nominating Committee

(4)
Member of the Finance Committee

  Set forth below is information regarding each director.

        Keith E. Alessi has been a member of the Board of Directors (the "Board" or "MWI Board") since October 2002. Mr. Alessi has served as President, CEO and Director of Westmoreland Coal Company since May 2007. Prior to this, he was an Adjunct Professor of Law at The Washington and Lee University School of Law from 1999 until 2007 and an Adjunct Lecturer at The Ross School of Business at The University of Michigan from 2001 until 2010. Mr. Alessi received his Bachelor of Science from Wayne State University and his Masters of Business Administration from the University of Michigan. Mr. Alessi is a Certified Public Accountant. Age 60.

        Bruce C. Bruckmann has been a member of the Board of Directors since June 2002. Mr. Bruckmann is a founder and has been a Managing Director of Bruckmann, Rosser, Sherrill & Co. L.L.C., a venture capital firm, since its formation in 1995. He served as an officer of Citicorp Venture Capital, Ltd. from 1983 through 1994. Prior to joining Citicorp Venture Capital, Ltd., Mr. Bruckmann was an associate at the New York law firm of Patterson, Belknap, Webb & Tyler. He received his Bachelor of Arts from Harvard College and his Juris Doctor from Harvard Law School. Mr. Bruckmann is also currently a director of Heritage-Crystal Clean, Inc., Mohawk Industries, Inc.,

Town Sports International, Inc., and H&E Equipment Services L.L.C. Mr. Bruckmann is also a director of several private companies. Age 61.

        James F. Cleary, Jr. has served as President since March 2000 and Chief Executive Officer since June 2002. Mr. Cleary has also been a member of the Board of Directors since June 2002. He joined MWI in January 1998 as Director of National Accounts and was promoted to Vice President of Demand Generation in 1999. Mr. Cleary was Vice President of Agri Beef Co., MWI's former parent, from 1996 to 1998. From 1990 to 1996, Mr. Cleary was employed in management positions with Morrison Knudsen Corporation and its affiliate MK Rail Corporation. Mr. Cleary graduated from Dartmouth College in 1985 with a Bachelor of Arts in Economics and received his Masters of Business Administration from Harvard Business School in 1990. Mr. Cleary is also a member of the Board of Managers of Feeders' Advantage, L.L.C. Age 51.

        D. Mark Durcan has been a member of the Board of Directors since March 2014. Mr. Durcan has served as the Chief Executive Officer and a director of Micron Technology, Inc. since February 2012. Between 1984 and February 2012, he held a variety of positions of increasing responsibility with Micron, including President and Chief Operating Officer. Mr. Durcan received his Bachelor of Science and Masters of Chemical Engineering from Rice University. Mr. Durcan is also currently a director of Freescale Semiconductor, Inc. Age 53.

        A. Craig Olson has been a member of the Board of Directors since April 2006. Mr. Olson is the Managing Director of The CAPROCK Group, Inc., an independent registered investment advisor. Prior to his work with The CAPROCK Group, Inc., Mr. Olson served as Executive Director and President and Member of the Board of the J.A. and Kathryn Albertson Foundation from 2002 to 2005. Mr. Olson also worked twenty-eight years from 1974 to 2001 with Albertson's, Inc., a retail grocer, where he served in various executive and management positions, including Executive Vice President and Chief Financial Officer from 1999 to 2001, Senior Vice President, Finance and Chief Financial Officer from 1991 to 1999, and Group Vice President, Finance from 1986 to 1991. Mr. Olson graduated from the University of Idaho in 1974 with a Bachelors of Science in Accounting and attended Stanford University, Graduate School of Business, Financial Management program in 1988. Mr. Olson is a Certified Public Accountant. Age 63.

        Robert N. Rebholtz, Jr. has been a member of the Board of Directors since June 2002. Mr. Rebholtz has been the President and Chief Executive Officer of Agri Beef Co. in Boise, Idaho since 1997. Mr. Rebholtz's current responsibilities include the overall management of four divisions: beef processing/fabrication, specialty meat products, cattle supply operations and liquid nutrition supplements. Mr. Rebholtz graduated from the University of Santa Clara with a Bachelor of Arts in Finance in 1986 and received his Masters of Business Administration from Harvard Business School in 1992. Mr. Rebholtz is also a member of the Board of Managers of Feeders' Advantage, L.L.C. Age 50.

        William J. Robison has been a member of the Board of Directors since July 2006. Mr. Robison retired as Executive Vice President in charge of Human Resources for Pfizer Inc. in 2001. Prior to that, Mr. Robison worked for Pfizer Inc. from 1961, when he joined Pfizer Inc. as a sales representative, until 2001, when he retired after serving as Executive Vice President for five years. Mr. Robison held various management positions, including General Manager of a pharmaceutical division, President of Pfizer Consumer Health Care Group, and later Executive Vice President. Mr. Robison serves on the Board of Directors for NeoGenomics, Inc. and is a Founding Member for the Marine Corps Museum. Mr. Robison graduated from the University of Louisiana-Monroe with a Bachelor of Science in Mathematics in 1958. Age 79.

  Director Qualifications

        The Board of Directors believes that each of the directors and nominees for director listed above has the sound character, integrity, judgment and record of achievement necessary to be a member of the Board of Directors. In addition, each of the directors and nominees for director has exhibited during his prior service as a director the ability to operate cohesively with the other members of the Board of Directors and to challenge and question management in a constructive way. Moreover, the Board of Directors believes that each director and nominee for director brings a strong and unique background and skill set to the Board of Directors, giving the Board of Directors as a whole competence and experience in diverse areas, including corporate governance and board service, finance, management and animal health industry expertise. Set forth below are certain specific experiences, qualifications and skills that led to the Board of Directors' conclusion that each of the directors and nominees for director listed above should continue to serve as a director.

        Mr. Alessi, CPA, has extensive experience as a chief executive officer and as a board member of public companies, including service on audit and compensation committees. He serves as one of the Board's "audit committee financial experts" and provides an in depth understanding of accounting and financial statement issues to the Board. As a director since 2002, he also has significant experience with MWI's business and operations, providing him with comprehensive knowledge of MWI and its structure, polices and management team.

        Mr. Bruckmann has extensive experience in managing investments as a founder and Managing Director of Bruckmann, Rosser, Sherrill & Co. L.L.C. Mr. Bruckmann has extensive experience with corporate transactions, including financings and acquisitions, as well as experience as a board member of public companies, including service on audit and compensation committees. As a director since 2002, he also has significant experience with MWI's business and operations, providing him with comprehensive knowledge of MWI and its structure, polices and management team.

        Mr. Cleary, as President and Chief Executive Officer ("CEO") of MWI, provides the Board of Directors with comprehensive knowledge of MWI, its history, its business and its opportunities and prospects. Mr. Cleary also brings to the Board in depth knowledge of the animal health industry generally and the role of animal health distributors in particular. Mr. Cleary also provides the Board with insight on MWI's key vendor and customer relationships.

        Mr. Durcan brings to the Board his unique experience as the Chief Executive Officer of Micron Technology Inc., a global leader in semiconductor systems. In addition to broad executive leadership experience gained as the leader of a Fortune 500 company, Mr. Durcan has significant experience with international operations and technology businesses, as well as cross-border mergers, acquisitions and joint ventures.

        Mr. Olson, CPA, provides the Board with comprehensive knowledge and expertise of accounting and financial statement matters based on his career as Managing Director of The CAPROCK Group, Inc. and before that as Chief Financial Officer of Albertson's, Inc. and serves as one of the Board's "audit committee financial experts." He also is located in the Boise area, which permits easy access to management and facilitates the performance of his duties as the Audit Committee Chairman.

        Mr. Rebholtz brings to the Board experience and expertise in agriculture and the animal health industry based on his experience as the Chief Executive Officer of Agri Beef Co. Mr. Rebholtz also has extensive and comprehensive knowledge of MWI and its history as MWI was a subsidiary of Agri Beef Co. prior to 2002.

        Mr. Robison provides the Board with extensive insight regarding its relationship with its key vendors, particularly Zoetis, Pfizer's former animal health business, based on his long career as an executive at Pfizer. Mr. Robison also provides valuable insight into MWI's relationships with its sales force and employees.

CORPORATE GOVERNANCE

        In accordance with the Delaware General Corporation Law and the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, as amended, the Company's business, property and affairs are managed under the direction of the Board of Directors. Although the Company's non-management directors are not involved in the day-to-day operating details, they are kept informed of the Company's business through written reports and documents provided to them regularly, as well as by operating, financial and other reports presented by the officers of the Company at meetings of the Board of Directors and committees of the Board of Directors.

        Independence.    The Board of Directors has determined that five of the Company's seven current directors are "independent" as defined in the applicable NASDAQ listing standards, including that each member is free of any relationship that would interfere with his individual exercise of independent judgment. The following directors were determined by the Board of Directors to be independent: Keith E. Alessi, Bruce C. Bruckmann, D. Mark Durcan, A. Craig Olson and William J. Robison. In accordance with applicable NASDAQ listing standards, the Company is required to have a majority of independent directors.

        Meetings of the Board of Directors and Stockholders.    It is the policy of the Board of Directors to meet at least quarterly. The Board of Directors held nine meetings in fiscal year 2014. Each of the incumbent directors attended at least 75% of the Board of Directors meetings and any respective committee meetings of which they are a member. Directors are encouraged to attend annual meetings of stockholders and six of our seven directors attended the annual meeting of stockholders that was held on February 12, 2014. From time to time during fiscal year 2014, the Board of Directors met in executive session without members of management present. It is the policy of the Board of Directors to hold regular executive sessions where non-management directors meet without participation by management.

        Corporate Governance Matters.    The Board of Directors adopted corporate governance guidelines in June 2005, which were last amended and restated in April 2013. Under these guidelines, directors are expected to advise the Chairman of the Board of Directors and the Chairman of the Corporate Governance and Nominating Committee prior to accepting any other public company directorship or any assignment to the Audit Committee or Compensation Committee of the Board of Directors of any public company of which such director is a member. Directors are also expected to report changes in their business or professional affiliations or responsibilities, including retirement. A director is expected to offer to resign if the Corporate Governance and Nominating Committee concludes that the director no longer meets the Company's requirements for service on the Board of Directors. There are no pre-determined limitations on the number of other boards of directors on which the directors of the Company may serve; however, the Board of Directors expects individual directors to use judgment in accepting other directorships and to allow for sufficient time and attention to Company matters. Directors are required to retire from the Board of Directors on the date of the annual meeting of stockholders immediately following his or her attaining the age of 75 and will thereafter not be nominated for re-election or reappointment to the Board of Directors. The Board of Directors may waive this retirement policy in individual cases. For directors who had attained the age of 75 or greater as of November 6, 2012, the mandatory retirement age is 85. Except for the mandatory retirement age, there are no set term limits for directors. As long as the Board of Directors is not classified, the Corporate Governance and Nominating Committee will review each director's continued service on the Board of Directors annually.

        Communications with the Board of Directors.    If you would like to communicate with the Company's directors, please send a letter to the following address: MWI Veterinary Supply, Inc., Attention: Board of Directors c/o Senior Vice President of Finance and Administration, Chief Financial Officer, 3041 W Pasadena Dr., Boise, Idaho 83705. The Company's Senior Vice President of Finance

and Administration, Chief Financial Officer will review each such communication and forward a copy to each member of the Board of Directors.

        Code of Conduct.    The Company is committed to ethical business practices. The Company originally published a corporate code of conduct in 2003, which has since been amended and restated. This code of conduct applies to all of the Company's employees and directors and includes the code of ethics for the Company's principal executive officer, principal financial officer and principal accounting officer within the meaning of the Securities and Exchange Commission ("SEC") regulations adopted under the Sarbanes-Oxley Act of 2002. The Company's corporate code of conduct can be found on the Company's website at www.mwivet.com. Please note that none of the information on the Company's website is incorporated by reference in this Information Statement.

        Board Leadership.    The Board of Directors does not have a formal policy on whether the roles of Chief Executive Officer and Chairman of the Board of Directors should be separate. The Board of Directors has appointed Mr. Bruckmann as Chairman of the Board, and since 2002, James F. Cleary, Jr. has served as the Company's Chief Executive Officer. The Board of Directors has carefully considered its leadership structure and believes at this time that the Company and its stockholders are best served by having the positions of Chairman and Chief Executive Officer filled by different individuals. This allows the Chief Executive Officer to, among other things, focus on the Company's day-to-day business, while allowing the Chairman to lead the Board of Directors in its fundamental role of providing advice and oversight of management. Moreover, the Board of Directors believes that its other structural features, including a majority of non-management, independent directors, regular meetings of independent directors in executive session and key committees consisting wholly of independent directors, provide for substantial independent oversight of the Company's management. However, the Board of Directors recognizes that depending on future circumstances, other leadership models may become more appropriate. Accordingly, the Board of Directors will continue to periodically review its leadership structure.

Committees of our Board of Directors

        The Board of Directors currently has four standing committees. Charters for each of these committees can be found on the Company's website at www.mwivet.com.

        Audit Committee—The Audit Committee was established under a written charter to provide assistance to the Board of Directors in fulfilling its oversight responsibility to the stockholders, potential stockholders, the investment community, and others relating to (i) the integrity of the Company's financial statements and financial reporting process; (ii) systems of internal accounting and financial controls; (iii) performance of the Company's internal audit function and independent auditors; (iv) the independent auditor's qualifications and independence; (v) the annual independent audit of the Company's financial statements; (vi) the legal compliance and ethics programs established by Company management and the Board of Directors; and (vii) the Company's compliance with ethics policies and legal policies and regulatory requirements. In so doing, it is the responsibility of the Audit Committee to maintain free and open communication among the Audit Committee, the independent registered public accounting firm, the internal auditors, and Company management. A detailed list of the Audit Committee's functions is included in its charter. The Audit Committee charter is annually reviewed and ratified by the Audit Committee and Board of Directors.

        The current members of the Audit Committee are Messrs. Alessi, Bruckmann and Olson. Mr. Olson is the chairman of the Audit Committee. The Board of Directors has determined in its business judgment that each of the current members of the Audit Committee is financially literate and "independent" as defined in the applicable NASDAQ listing standards and the applicable rules under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") as in effect on the date this proxy statement is first being made available to stockholders. In addition, the Board of Directors has determined that Mr. Alessi and Mr. Olson each qualify as an audit committee "financial expert" as defined in Item 407(d)(5) of Regulation S-K. The Audit Committee held five meetings during fiscal year 2014.

        Compensation Committee—The Compensation Committee was established under a written charter to discharge the Board of Directors' responsibilities relating to the compensation of the Company's Chief Executive Officer, the Company's other executive officers and its directors. The Compensation Committee has overall responsibility for evaluating and approving executive officer and director compensation plans, policies and programs of the Company, as well as all equity-based compensation plans and policies, including the 2002 Stock Option Plan, the 2005 Stock-Based Incentive Compensation Plan and the 2008 Employee Stock Purchase Plan. The Compensation Committee also has responsibility for administering the MWI Veterinary Supply, Inc. Annual Incentive Bonus Plan. The Compensation Committee charter is annually reviewed and ratified by the Compensation Committee and Board of Directors.

        The current members of the Compensation Committee are Messrs. Alessi, Durcan and Robison. Mr. Robison is the chairman of the Compensation Committee. The Compensation Committee consists entirely of directors who the Board of Directors has determined in its business judgment are "independent" as defined in the applicable NASDAQ listing standards. The Compensation Committee held eight meetings during fiscal year 2014.

        Corporate Governance and Nominating Committee—The primary function of the Corporate Governance and Nominating Committee, established under a written charter, is (i) to assist the Board of Directors by identifying individuals qualified to become members of the Board of Directors and members of the committees of the Board of Directors, to recommend to the Board of Directors the director nominees for the next annual meeting of stockholders, and to recommend to the Board of Directors nominees for each committee of the Board of Directors; (ii) to lead the Board of Directors in its annual review of the Board of Directors' and management's performance; (iii) to monitor the Company's corporate governance structure; and (iv) to periodically review and recommend to the Board of Directors any proposed changes to the Corporate Governance Guidelines applicable to the Company. The Corporate Governance and Nominating Committee identifies individuals, including those recommended by stockholders, believed to be qualified as candidates for Board of Directors membership. The Corporate Governance and Nominating Committee has the authority to retain search firms to assist it in identifying candidates to serve as directors. In addition to any other qualifications the Corporate Governance and Nominating Committee may in its discretion deem appropriate, all director candidates, at a minimum, (i) should possess the highest personal and professional ethics, integrity and values; (ii) should have substantial experience which is of particular relevance to the Company; and (iii) should have sufficient time available to devote to the affairs of the Company. In identifying candidates, the Corporate Governance and Nominating Committee will also take into account other factors it considers appropriate, which include ensuring that a majority of directors satisfy the independence requirements of NASDAQ, the SEC or other appropriate governing body and that the Board of Directors as a whole is comprised of directors who represent a mix of backgrounds and experiences that will enhance the quality of the Board of Directors' deliberations and decisions. The Corporate Governance and Nominating Committee charter is annually reviewed and ratified by the Corporate Governance and Nominating Committee and Board of Directors.

        Mr. Durcan was appointed to the Board of Directors in March 2014 to fill the seat left vacant as a result of a director's retirement. Mr. Durcan was recommended to the Board of Directors by the Corporate Governance and Nominating Committee, following a search process conducted by that Committee with the assistance of the Company's President and Chief Executive Officer. In conducting that search process, the Corporate Governance and Nominating Committee took into consideration, among other things, the qualifications described in the preceding paragraph.

        The Corporate Governance and Nominating Committee considers stockholder nominees for directors in the same manner as nominees for directors from other sources. Stockholder suggestions for nominees for director should be submitted to the Company's Senior Vice President of Finance and Administration, Chief Financial Officer no later than the date by which stockholder proposals for action must be submitted and should include the following information: (a) the recommending stockholder's name, address, telephone number and the number of shares of the Company's stock held by such individual or entity and (b) the recommended candidate's biographical data, statement of qualification and written consent to nomination and to serving as a director, if elected.

        While the Corporate Governance and Nominating Committee does not have a formal policy with regard to the consideration of diversity in identifying director nominees, the Corporate Governance and Nominating Committee and the Board of Directors believe it is essential that the Board of Directors is able to draw on a wide variety of backgrounds and professional experiences among its members. The Corporate Governance and Nominating Committee desires to maintain the Board of Directors' diversity through the consideration of factors such as education, skills and relevant professional experience. The Corporate Governance and Nominating Committee does not intend to nominate representational directors, but instead considers the entirety of each candidate's credentials in the context of these standards and the characteristics of the Board of Directors in its entirety.

        The current members of the Corporate Governance and Nominating Committee are Messrs. Alessi, Durcan and Robison. Mr. Alessi is the chairman of the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee consists of three directors who the Board of Directors has determined in its business judgment are independent as defined in the applicable NASDAQ listing standards. The Corporate Governance and Nominating Committee held four meetings during fiscal year 2014.

        Finance Committee—The primary functions of the Finance Committee, established under a written charter, are (i) to oversee and review the financial affairs of the Company; (ii) oversee the implementation of any plans relating to such financial affairs; and (iii) to oversee all material potential business and financial transactions. The current members of the Finance Committee are Messrs. Bruckmann, Cleary, Olson and Rebholtz. Mr. Bruckmann is the chairman of the Finance Committee. The Finance Committee held three meetings during fiscal year 2014. The Finance Committee charter is annually reviewed and ratified by the Finance Committee and Board of Directors.

Risk Oversight

        The Company faces a number of risks, including regulatory risk, credit risk, liquidity risk, reputational risk, management retention risk and risk from adverse fluctuations in foreign currency and interest rates. Management is responsible for the day-to-day management of risks faced by the Company, while the Board of Directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board of Directors seeks to ensure that the risk management processes designed and implemented by management are adequate. The Board of Directors periodically consults with management regarding the Company's risks.

        While the Board of Directors is ultimately responsible for risk oversight, the Company's four standing committees assist the Board of Directors in fulfilling its oversight responsibilities in certain areas of risk. The Audit Committee assists the Board of Directors in overseeing risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements, and periodically reviews with management, internal auditors and independent auditors the adequacy and effectiveness of the Company's policies for assessing and managing risk. The Compensation Committee assists the Board of Directors in oversight and management of risks related to the Company's compensation policies and programs. The Nominating and Corporate Governance Committee assists the Board of Directors in oversight and management of risk associated with board organization, membership and structure, succession planning for our directors and officers and corporate governance. The Finance Committee assists the Board of Directors in the oversight of the financial affairs of the Company and to oversee all material transactions which are outside of the ordinary course of business, including potential acquisitions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND DIRECTORS AND OFFICERS

        The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock as of December 15, 2014 by (i) each person, or group of affiliated persons, who is known by the Company to own more than 5% of its common stock; (ii) each of the Company's directors and named executive officers; and (iii) all directors and executive officers of the Company as a group. The information provided in the table is based on our records, information filed with the SEC and information provided to the Company.

        Beneficial ownership is determined in accordance with the rules of the SEC. Shares of the Company's common stock subject to options currently exercisable or exercisable within 60 days of December 15, 2014, are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person. Percentage of beneficial ownership is based upon 12,913,426 shares of common stock outstanding as of December 15, 2014. To the knowledge of the Company, except as set forth in the footnotes to this table and subject to applicable community property laws, each entity or person named in the table has sole voting and investment power with respect to the shares set forth opposite such entity's or person's name. Except as otherwise indicated, the address of each of the entities and persons in this table is as follows: c/o MWI Veterinary Supply, Inc., 3041 W Pasadena Dr., Boise, Idaho.

5% Beneficial Owners, Directors, Executive Officers	Number of Shares Beneficially Owned, Including Options Exercisable Within 60 Days	Percent of Shares Outstanding
Neuberger Berman LLC(1)	1,435,744	11.1%
605 Third Avenue
New York, New York 10158
Blackrock, Inc.(2)	1,109,283	8.6%
40 East 52nd Street
New York, New York 10022
The Vanguard Group, Inc.(3)	799,499	6.2%
100 Vanguard Blvd
Malvern, Pennsylvania 19355
James F. Cleary, Jr.	114,366	*
Keith E. Alessi	8,500	*
Bruce C. Bruckmann	14,562	*
D. Mark Durcan	1,675	*
A. Craig Olson	9,766	*
Robert N. Rebholtz, Jr.(4)	74,266	*
William J. Robison	14,066	*
Mary Patricia B. Thompson(5)	41,598	*
Jeffrey J. Danielson	10,669	*
John J. Francis	9,492	*
Jeremy C. Ouchley	3,864	*
All directors and executive officers as a group (15 persons)(6)	344,211	2.7%

*
Represents beneficial ownership of less than one percent.

(1)
Neuberger Berman Group LLC, through its direct and indirect subsidiary Neuberger Berman Holdings LLC, controls Neuberger Berman LLC and certain affiliated persons. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of Neuberger Berman Group LLC, Neuberger Berman LLC and Neuberger Berman Management LLC may be deemed to beneficially own the number of shares indicated above. Neuberger Berman LLC has shared power to vote or to direct the vote of 1,432,244 shares. This information is based solely on Schedule 13G/A filed on February 12, 2014.

(2)
This information is based solely on Schedule 13G/A filed on January 30, 2014.

(3)
This information is based solely on Schedule 13G/A filed on February 11, 2014.

(4)
Includes 40,000 shares held by The Rebholtz Descendants' Trust for the benefit of Mr. Rebholtz's family and certain other persons. Mr. Rebholtz expressly disclaims beneficial ownership of any shares held by such trust that exceed his pecuniary interest therein.

(5)
Includes 666 shares of common stock owned on behalf of Ms. Thompson's children and 2,300 shares of common stock owned on behalf of Ms. Thompson's spouse.

(6)
Includes 10 shares subject to options exercisable within 60 days of December 15, 2014.

        No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company's knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, see "Item 6. Interest in Securities of the Subject Company Securities Transactions" on the Schedule 14D-9.

EXECUTIVE OFFICERS OF MWI

        The following sets forth information regarding our non-director executive officers as of the date of this Information Statement. For information regarding James F. Cleary, Jr., our President and Chief Executive Officer and a director, see "Current Board of Directors."

Name	Age	Title
James F. Cleary, Jr.	51	Director, President and Chief Executive Officer
Mary Patricia B. Thompson	52	Chief Financial Officer, Senior Vice President
Jeffrey J. Danielson	55	Vice President, Sales
John. J. Francis	61	Vice President, General Manager of Specialty Resources Group
Bryan. P. Mooney	47	Vice President, Operations
Kevin W. Price	46	Vice President, Inventory Management
John R. Ryan	45	Vice President, Marketing
Alden J. Sutherland	51	Vice President, Chief Information Officer
Jeremy C. Ouchley	38	Vice President, General Counsel

        Mary Patricia B. Thompson, CPA has served as Senior Vice President of Finance and Administration, Chief Financial Officer since August 2006, with oversight of finance, inventory management, information technology, and human resources. Prior to August 2006, Ms. Thompson had been the Vice President, Secretary and Chief Financial Officer since June 2002. Ms. Thompson joined Agri Beef, MWI's former parent, in 1989 as the Feedlot and Commodity Division Controller. In September 1991, Ms. Thompson was promoted to Controller of MWI Co., then a wholly-owned subsidiary of Agri Beef. Prior to joining Agri Beef, Ms. Thompson worked for Arthur Andersen LLP from 1985 to 1989, where she provided auditing and accounting services. Ms. Thompson graduated from the University of Idaho in 1985, summa cum laude, with a Bachelor of Science in Accounting. Ms. Thompson is a licensed Certified Public Accountant in the state of Idaho. M s. Thompson is a member of the Board of Directors and past president of the American Veterinary Distributors Association. Ms. Thompson is also a member of the University of Idaho College of Business and Economics Advisory Board and the Federal Reserve Bank of San Francisco Twelfth District Economic Advisory Council.

        Jeffrey J. Danielson has served as Vice President of Sales since 2001. Mr. Danielson joined MWI in 1985 as an Outside Sales Representative, serving the state of Washington. From 1989 to 1991, Mr. Danielson served as Assistant Sales Manager and from 1991 to 2001 served as National Sales Manager. Mr. Danielson graduated from Colorado State University in 1983 with a Bachelor of Science in Agricultural Business.

        John J. Francis has served as Vice President and General Manager of the Specialty Resources Group since September 2006. Prior to joining MWI, Mr. Francis worked for Webster Veterinary Supply as the Vice President of Sales from April 2004 to September 2006. Mr. Francis was the Key Account Manager of Excel, a division of Cargill, Inc., from June 2002 to April 2004 and was the Vice President of Sales for Future Beef based in Parker, Colorado, from May 2000 to May 2002. From 1990 until 2000, Mr. Francis served as General Manager and then President of MWI Co. Mr. Francis graduated from Michigan State University in 1975 with a Bachelor of Science in Animal Husbandry and holds a Master of Science in Animal Science obtained in 1977 from the University of Illinois. Mr. Francis is a member of the Board of Directors of Vedco, Inc.

        Bryan P. Mooney has served as Vice President of Operations since May 2005. Mr. Mooney joined MWI in January 1994 as the Operations Manager of our Denver, Colorado distribution operation and served in that capacity until May 1998. From May 1998 until February 2005, Mr. Mooney served as Manager of Transportation and Logistics and from January 2005 until May 2005 as the Western

Regional Operations Manager. Mr. Mooney graduated from the University of Wyoming in 1991 with a Bachelor of Science in Agricultural Business.

        Kevin W. Price has served as Vice President of Inventory Management since October 1, 2011. From 2003 to 2011, Mr. Price served as Purchasing Manager. In 1998, Mr. Price was promoted to Food Animal Product Manager. Mr. Price joined MWI in April 1989 in our Nampa distribution center. Mr. Price graduated from Northwest Nazarene University in 2010 with a Bachelor of Science in Business Administration. Mr. Price is member of the Board of Directors of Agri Laboratories, Ltd. In 2007, Mr. Price filed for bankruptcy under Chapter 13 of the United States Bankruptcy Code, and Mr. Price has informed the Company that he is performing his obligations in full under the plan. Mr. Price has also informed the Company that he intends to make additional payments outside of the plan so that his legitimate creditors will be paid in full when all payments are completed.

        John R. Ryan has served as Vice President of Marketing since 2000. Mr. Ryan joined MWI in June 1995 as an Outside Sales Representative and served in such capacity until June 2000. Prior to joining MWI, Mr. Ryan worked for the Virbac Corporation (a companion animal pharmaceutical company) as a Territory Manager from 1993 to 1995. Mr. Ryan graduated from the University of California, Davis in 1993 with a Bachelor of Science in Animal Physiology.

        Alden J. Sutherland joined MWI in January 2012 and has served as Vice President and Chief Information Officer since April 1, 2012. Prior to joining MWI, he served as President of Exploridor since January 2011. Prior to Exploridor, he served as President of Pristine Pools and Spas from 2010 to 2011. He served as Chief Information Officer at Jostens, Inc. in Minneapolis, Minnesota from 2006 to 2010. From 2000 to 2006, he served as Chief Information Officer at Entegris, Inc. From 1987 to 2000, he held various leadership and I.T. positions for Novartis in its former Seed and Crop Protection Divisions, including Director of I.T. in the United States, Head of I.T., Finance and Planning for the Asia Pacific Region, Head of Finance, I.T. and Operations for the Eastern Europe and Former Soviet Union Region and Controller for Europe and Latin America. Mr. Sutherland graduated from Boise State University in 1988 with a Bachelor of Business Administration.

        Jeremy C. Ouchley joined MWI in October 2013 as Vice President and General Counsel. Prior to joining MWI, he served as Business Unit Counsel for McKesson Corporation from December 2010 to September 2013. From March 2007 to December 2010, he served as Associate General Counsel—Business Development of US Oncology, Inc., and as Senior Counsel from February 2006 to March 2007. Previously, Mr. Ouchley practiced corporate and securities law with Baker Botts LLP from September 2002 to February 2006. Mr. Ouchley received his JD from the University of Texas School of Law in 2002, with honors, and received his Bachelors of Business Administration, summa cum laude, from the University of Louisiana at Monroe in 1998.

 EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS

Objectives of our Executive Compensation Policy

        The objectives of the Company's compensation policy are to provide a compensation package that will allow us to:

  •
  attract and retain exceptional individuals as executive officers; and

  •
  provide key executives with motivation to perform to the fullest extent of their abilities to maximize the performance of the Company and deliver enhanced value to the Company's stockholders.

        The Compensation Committee attempts to achieve these objectives by annually reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer, Chief Financial Officer and other key executive officers of the Company. The Compensation Committee evaluates the performance of the Chief Executive Officer and other key executive officers in light of those goals and objectives and determines and approves the compensation for named executive officers based on its evaluation. In determining and approving the compensation of our named executive officers, the Compensation Committee monitors the results of the Company's annual advisory vote on executive compensation. The Company's stockholders overwhelmingly approved our executive compensation program at the 2014 annual meeting, with 11,454,365 votes for approval, 51,338 votes against, 132,990 abstentions and 665,444 broker non-votes. Although this vote is nonbinding, the Compensation Committee viewed this unequivocal endorsement of our executive compensation decisions and policies as an additional factor supporting the Compensation Committee's conclusion that our existing approach to executive compensation has been successful for the Company.

        The Compensation Committee from time to time considers the competitiveness of our overall compensation arrangements in relation to comparable companies based on information that is publicly available. For fiscal year 2014, the Compensation Committee reviewed such information to obtain a general understanding of current compensation practices, but did not engage in any formal benchmarking.

        The Compensation Committee considers recommendations from the Chief Executive Officer regarding total compensation for the other named executive officers. The Chief Executive Officer annually presents his recommendations to the Compensation Committee in light of each named executive officer's performance and contribution toward the achievement of corporate performance objectives. The Compensation Committee reviews the Chief Executive Officer's assessment of each other named executive officer's performance and recommendations for compensation carefully in light of the Chief Executive Officer's proximity to the other executives and knowledge of their contributions to and goals for continuing achievement with the Company. The Compensation Committee independently evaluates the performance of the Chief Executive Officer and sets compensation for the Chief Executive Officer based on its own assessment of his prior year performance and goals for the following fiscal year. The Compensation Committee does not rely on predetermined formulas or a limited set of criteria when it determines appropriate levels of compensation and, instead, focuses on its subjective evaluation of such items as its assessment of the named executive officer's performance during the prior year and increases in the cost of living in the Company's geographic locale.

Components of Executive Compensation

        Executive compensation consists primarily of an annual salary, an annual incentive bonus conditioned upon the attainment of specified Company financial performance goals and equity compensation designed to align each named executive officer's interests with the long term goals of the Company's stockholders. The Compensation Committee believes that it is important to place a significant portion of an executive officer's annual total compensation at risk by tying such officer's compensation directly to the performance of the Company, and accordingly, maintains an annual performance-based incentive bonus plan, described below.

  Annual Salary.

        An executive officer's annual salary is established initially on the basis of subjective factors, including experience, individual achievements, the level of responsibility assumed at the Company and market compensation practices in the Company's geographic locale. Each executive officer's salary is reviewed annually based on factors such as the executive officer's past performance, expected future contributions, the scope and nature of the responsibilities of the executive officer, including any changes in such responsibilities, and compensation practices among competitive peers. As described above, for fiscal year 2014 base salary increases, the Compensation Committee reviewed compensation practices among peers to obtain a general understanding of current compensation practices, but did not engage in any formal peer compensation or benchmarking review.

        For fiscal year 2014, based on the recommendation of the Chief Executive Officer, the Company's overall financial performance, increased responsibilities resulting from the Company's acquisition activity and the increased cost of living, the Compensation Committee approved increases in annual base salary for each of the named executive officers, other than Mr. Ouchley, who joined the Company on October 2, 2013. In determining appropriate increases, the Compensation Committee reviewed the subjective performance assessment of each named executive officer, prepared by the Company's Chief Executive Officer, and independently assessed the subjective performance of the Chief Executive Officer. Based on this assessment and the performance of the Company, the Compensation Committee approved a salary increase for each named executive officer. Mr. Cleary's base salary was increased from $386,857 to $500,000, Ms. Thompson's base salary was increased from $216,340 to $300,000, Mr. Danielson's base salary was increased from $167,463 to $172,487, and Mr. Francis's base salary was increased from $163,710 to $168,621. Mr. Ouchley joined the Company on October 2, 2013 with a base salary of $220,000.

        The actual base salaries accrued to each named executive officer for fiscal year 2014 are reported below in the Summary Compensation Table.

  Annual Incentive Bonus.

        The Compensation Committee believes that a portion of an executive officer's compensation should be tied to the achievement of the Company's performance goals in the form of an annual incentive bonus, in order to reward individual performance and Company success. Accordingly, the Company provides annual incentive bonus opportunities to our named executive officers pursuant to the terms and conditions of the Company's Annual Incentive Bonus Plan. The Compensation Committee has determined that performance goals should be based on diluted earnings per share, which it considers to be the most appropriate metric by which to judge the Company's overall performance, particularly because securities analysts that follow the Company tend to consider the Company's earnings per share against projected levels when analyzing its performance. The Compensation Committee approves a target and maximum bonus for each named executive officer equal to a percentage of the executive's base salary. The Compensation Committee evaluates these bonus opportunities based on what it believes appropriate to incentivize each of the named executive officers to execute their duties to the best of their abilities, as well as its view of each named executive officer's potential contribution to the Company's stock value. For fiscal year 2014, for each named executive officer (other than Mr. Ouchley, who joined the Company on October 2, 2013), the Compensation Committee concluded each such named executive officer's target and maximum bonus opportunities, as in effect for fiscal year 2013, provided an adequate incentive to contribute to the Company's financial performance and, accordingly, did not modify those bonus opportunities. The following table details the target and maximum bonus opportunities for each named officer for fiscal year 2014:

Fiscal Year 2014 Annual Incentive Bonus

Name and Principal Position	Fiscal Year	Target Bonus as a % of Salary	Maximum Bonus as a % of Salary
James F. Cleary, Jr.	2014	70%	110%
President and Chief Executive Officer
Mary Patricia B. Thompson	2014	70%	110%
Senior Vice President of Finance and
Administration, Chief Financial Officer
Jeffrey J. Danielson	2014	50%	70%
Vice President of Sales
John J. Francis	2014	50%	70%
Vice President and General Manager
of Specialty Resources Group
Jeremy C. Ouchley	2014	50%	50%
Vice President and General Counsel

        For fiscal year 2014, the Compensation Committee approved the following target and maximum financial performance goals with respect to the Company's diluted earnings per share, which, if met, would entitle each named executive officer to receive the target or maximum bonus based on overall Company performance:

Target Diluted Earnings Per Share	$5.57
Maximum Diluted Earnings Per Share	$5.67

        The Compensation Committee felt that the Company's achievement of these financial performance goals during fiscal year 2014 would clearly distinguish the Company from its competitors and should support a stable valuation of the Company, thereby ensuring a meaningful return to its stockholders. Therefore, the Committee determined that the annual incentive bonus would be contingent upon the achievement of these performance goals and that if diluted earnings per share were achieved between the target and maximum performance goals, each participant would receive an annual bonus equal to the sum of (i) his or her target bonus amount plus (ii) a portion of the difference, if any, between his or her maximum bonus amount and his or her target bonus amount, in proportion to the excess of actual diluted earnings per share over target diluted earnings per share.

        For fiscal year 2014, the Company's diluted earnings per share exceeded the target level, as shown below.

Attained Diluted Earnings Per Share	$5.65

        As a result, each named executive officer other than Mr. Ouchley received an annual bonus equal to the sum of (i) the target bonus amount shown in the table above plus (ii) 80% of the difference, if any, between his or her maximum bonus amount and target bonus amount. Bonuses were paid upon substantial completion of the audit of the Company's fiscal year 2014 financial statements in early fiscal year 2015. The potential target and maximum bonus each named executive officer could earn for fiscal year 2014 are reported in the Grants of Plan-Based Awards table and the bonus actually earned by each named executive officer for fiscal year 2014 is reported in the Summary Compensation Table (under the heading "Non-Equity Incentive Plan Compensation") below.

  Equity Based Compensation.

        In addition to annual salaries and incentive bonuses, the Compensation Committee may in its discretion grant stock options, restricted stock or other equity-based awards to executive officers and other employees of the Company in order to focus the efforts of these employees on the long-term enhancement of profitability and stockholder value. The Company believes that such equity-based compensation is important to align each named executive officer's interests with those of the Company's other stockholders.

        Outstanding stock options are reported in the Outstanding Equity Awards at Fiscal Year End table below. The Compensation Committee determined in fiscal year 2007 that, from the perspective of the Company's stockholders, restricted stock grants were preferable to options because the Company could deliver equivalent value and provide an equivalent incentive to contribute to the Company's success with less dilution to other stockholders. Accordingly, the Compensation Committee determined that, unless the Board directs otherwise, the Company will grant restricted stock in lieu of future option grants.

        The Company granted shares of restricted stock to all of the named executive officers on September 26, 2014. Each restricted stock grant will vest 20% on each of the first five anniversaries of the date of grant, subject to the named executive officer's continuing employment. The Company believes that such a vesting schedule was appropriate for the 2014 grants because it ensures that the named executive officer is entitled to share in the increased value of the Company if he or she remains dedicated to the affairs of the Company. Mr. Cleary and Ms. Thompson each received 3,500 shares and each of Mr. Danielson, Mr. Francis and Mr. Ouchley received 2,000 shares. The number of shares granted to each of the named executive officers was based upon the level of responsibility at the Company and other individual considerations. The Compensation Committee intends that, going forward, a grant will be made to the Company's executive officers on an annual basis, but it is not required to do so.

        On October 2, 2013, Mr. Ouchley received 2,000 shares of restricted stock upon the commencement of his employment with the Company on that date.

  Severance/Termination Benefits.

        The Company does not have employment agreements with any of its named executive officers and does not provide change in control benefits to them, other than accelerated vesting of equity-based compensation at the Compensation Committee's discretion.

        The Company has entered into agreements with each of the named executive officers providing for severance for one year following each such executive's termination of employment under certain circumstances. While the Company views this as a valuable retention mechanism for a relatively inexpensive compensatory benefit, the Company has specifically tied such severance to each named executive officer's noncompetition covenant and, in circumstances in which the cost of severance may exceed the value of the executive's noncompetition covenant, the Company reserves the right to waive the noncompetition covenant and deny severance benefits. In this way, the Company strives to ensure that the severance payments bear an appropriate relationship to the Company's future needs.

        In connection with the leveraged buyout of the Company in 2002, the Company entered into executive stock agreements with Mr. Cleary, Ms. Thompson and Mr. Danielson in order to provide additional equity incentives and to provide protection from the potential termination of employment of the named executive officers. Pursuant to these executive stock agreements, if the executive's employment is terminated by the Company for any reason other than for cause or if the executive voluntarily terminates his or her employment within 90 days of a good reason event (defined to include relocation of our executive offices by more than 75 miles or a material reduction in the executive's responsibilities or compensation), the Company will continue to pay the executive's base salary for a period of twelve months after termination. The executive stock agreement also provides that the executive will not compete against us during the term of the executive's employment and for one year thereafter (two years in the case of Mr. Cleary). However, the Company is not required to make any severance payment if we provide the executive with written notice within 15 days of the executive's termination that we have elected to waive the covenant not to compete against us.

        In connection with their commencement of employment with the Company, each of Mr. Francis and Mr. Ouchley entered into a non-disclosure and non-competition agreement with the Company's subsidiary, MWI Veterinary Supply Co. Those agreements provide that if the executive's employment is terminated by the Company for any reason other than for cause or if the executives voluntarily terminate their employment within 90 days of a good reason event (defined to include relocation out of the state of Idaho or a material reduction in the executive's responsibilities or compensation), the Company will continue to pay the executives their base salary for a period of twelve months after termination. The agreement also provides that the executives will not compete with us during the term of his employment and for one year thereafter. However, the Company is not required to make any severance payment if we provide the executives with written notice within 15 days of his termination that we have elected to waive the covenant not to compete against us.

        No named executive officer is entitled to be grossed-up for taxes due in connection with the receipt of any severance payments described herein.

  Other Compensation.

        In addition to base salary, annual incentive bonuses and potential equity compensation awards, named executive officers are eligible to participate in the Company's broad-based health and welfare plans and 401(k) and profit sharing plan. The Company believes it is essential to provide these benefits to named executive officers, as well as the Company's other employees, in order to defray the rising costs of health care and assist in retirement planning for employees. In fiscal year 2014, the Company made contributions on behalf of each named executive officer to the trust for the 401(k) and, except for Mr. Ouchley, the profit sharing plan. The amount of the Company's contributions are reported in the Summary Compensation Table under the heading "All Other Compensation."

        The Company does not sponsor a Supplemental Executive Retirement Plan or any other nonqualified deferred compensation plan for the named executive officers.

        The Company provides Mr. Danielson with a $6,500 car allowance in addition to the items above. Mr. Danielson was given this car allowance in the past due to his need to travel in connection with the Company's business. His travel has decreased significantly over the past few years but the Company continued to grant this car allowance as part of his total compensation package and views this incentive, together with Mr. Danielson's base salary, when determining the appropriate base compensation for Mr. Danielson. The Company also provides each of its employees, including all of the named executive officers, with group and business travel life insurance and reimbursement for health club membership in instances where they are a member of a health club. In addition, Mr. Ouchley received a $25,000 signing bonus and relocation benefits in the amount of $8,350 in connection with the commencement of his employment on October 2, 2013.

        All MWI employees, including each of the named executive officers, are eligible to participate in the 2008 Employee Stock Purchase Plan.

  Stock Ownership Guidelines.

        In the fiscal year 2011, the Compensation Committee also approved stock ownership guidelines for the Company's executive officers to further align their interests with the interests of the stockholders and further promote the Company's commitment to sound corporate governance. The guidelines are determined as a multiple of each executive officer's annual base salary. The guideline for the Company's Chief Executive Officer is five times his annual base salary and for the Company's Chief Financial Officer is four times her annual base salary. The guideline for the other executive officers is two times his or her annual base salary. Any executive officer who is not able to comply with the guidelines on the date they were adopted will be required to comply within the later of five years after (i) the date of the adoption of the guidelines and (ii) the date on which the guidelines first become applicable to such executive officer. The required ownership guideline is re-calculated for an executive officer whenever that executive officer's base salary changes.

        In November 2012, the stock ownership guidelines were amended to also apply to the Company's directors. The stock ownership guidelines for the Company's directors require the directors to own at least $300,000 of the Company's stock. Any director who was not able to comply with these guidelines on the date they were adopted in November 2012 has five years from that date to comply with these guidelines. Any newly appointed director has five years from the date of his or her appointment to comply with these guidelines.

Fiscal Year 2015 Compensation

        On September 15, 2014, the Compensation Committee approved the annual base salary and maximum bonus opportunity (as a percentage of base salary) for each of our continuing named executive officers for fiscal year 2015.

Name	Base Salary	Maximum Bonus Opportunity
James F. Cleary Jr.	$507,500	110%
Mary Patricia B. Thompson	$304,500	110%
Jeffrey J. Danielson	$175,074	70%
John J. Francis	$171,151	70%
Jeremy C. Ouchley	$223,300	50%

        Pursuant to the Company's annual incentive bonus plan, no executive officer will be entitled to receive any portion of the annual bonus under the plan unless the financial performance goals based on the Company's budget and/or his or her individual performance goals are achieved. However, the Compensation Committee at all times retains the right to pay discretionary bonuses.

Tax Considerations

        Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the ability of public companies to deduct compensation in excess of $1,000,000 paid to any named executive officer (other than the chief financial officer) in the course of a taxable year. The Compensation Committee believes that it is generally in the Company's best interests to satisfy the requirements for deductibility under Section 162(m). Accordingly, the Compensation Committee has taken appropriate actions, to the extent it believes feasible, to preserve the deductibility of annual incentive and other performance-based awards, including, without limitation, by obtaining stockholder approval of the MWI Veterinary Supply, Inc. Annual Incentive Bonus Plan, which gives the Company the ability to pay qualified performance-based bonuses that are exempt from the $1,000,000 limit for deductibility under Section 162(m). However, notwithstanding this general policy, the Compensation Committee also believes that there may be circumstances in which the Company's best interests are best served in maintaining flexibility in the way compensation is provided, whether or not compensation is fully deductible under Section 162(m).

Risk Considerations

        The Compensation Committee considers, in establishing and reviewing the executive compensation program, whether the program encourages unnecessary or excessive risk taking and has concluded that it does not. Base salaries are fixed in amount and thus do not encourage risk taking. While the performance-based cash bonus awards focus on achievement of short-term or annual goals, and short-term goals may encourage the taking of risks that could be detrimental to long-term results, the Compensation Committee strives to set annual performance goals that are consistent with the long-term interests of the Company. In addition, the Compensation Committee believes that any incentive to take short-term risks that is not eliminated from the Company's bonus program by setting appropriate performance goals is properly balanced by the Company's equity-based compensation program and stock ownership guidelines for its named executive officers, which are specifically designed to encourage focus on long-term results. The Compensation Committee believes that the bonus program, when viewed in the context of its overall approach to compensation, motivates executives to focus on specific short-term goals important to the Company's success without encouraging unnecessary or excessive risk taking. The Company has reviewed its compensation policies and practices for all employees and concluded that any risks arising from the policies and programs are not reasonably likely to have a material adverse effect on the Company.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary	Bonus		Stock Awards(1)	Option Awards	Non-Equity Incentive Plan Compensation(2)	All other Compensation(3)	Total
James F. Cleary, Jr.	2014	$500,000	—		$513,065	—	$510,000	$15,600	$1,538,665
President and Chief Executive	2013	$386,857			$525,000		$425,543	$15,300	$1,352,700
Officer	2012	$351,688			$370,650		$386,857	$15,000	$1,124,195
Mary Patricia B. Thompson	2014	$300,000	—		$513,065	—	$306,000	$17,381	$1,136,446
Senior Vice President of	2013	$216,340			$525,000		$237,934	$15,300	$994,577
Finance and Administration,	2012	$196,672			$370,650		$177,005	$15,000	$759,327
Chief Financial Officer
Jeffrey J. Danielson	2014	$172,487	—		$293,180	—	$113,841	$22,065	$601,573
Vice President of Sales	2013	$167,463			$300,000		$117,224	$21,726	$606,413
	2012	$164,179			$185,325		$114,925	$21,461	$485,890
John J. Francis	2014	$168,621	—		$293,180	—	$111,290	$15,564	$588,655
Vice President and General	2013	$163,710			$300,000		$114,597	$15,224	$593,531
Manager of Specialty	2012	$160,500			$185,325		$112,350	$14,956	$473,131
Resources Group
Jeremy C. Ouchley	2014	$220,000	$25,000	(4)	$600,940	—	$110,000	$12,835	$968,775
Vice President and General
Counsel

(1)
The amount in this column represents the aggregate grant date fair value of the award calculated in accordance with the valuation guidelines of ASC 718 with respect to the restricted stock granted, as described in the Compensation Discussion and Analysis section above. Accordingly, under ASC 718 the Company is required to recognize the fair market value of restricted stock awards on the grant date, calculated at the closing market price of an equivalent number of shares of the Company's common stock, over the vesting period of the restricted stock awards. For additional information regarding the assumptions the Company uses in valuing stock awards, see Note 8 of the Company's 10-K for our fiscal year ended September 30, 2014. The amount set forth in this column for Mr. Ouchley includes an initial award of 2,000 shares of restricted stock upon the commencement of his employment with the Company on October 2, 2013.

(2)
As described in the Compensation Discussion and Analysis section above, the Company provides annual incentive bonus opportunities to certain employees, including the named executive officers, which, beginning with fiscal year 2013, are subject to the terms and conditions of the Company's Annual Incentive Bonus Plan. For fiscal years 2014, 2013 and 2012, each named executive officer was entitled to a bonus in the event the designated target diluted earnings per share goal was attained. For fiscal year 2014, the target earnings per share goal was achieved but the maximum performance goal was not attained, and, as a result, each named executive officer received an annual bonus in an amount equal to the sum of (i) his or her target bonus plus (ii) a pro-rata portion of the difference, if any, between his or her maximum bonus amount and his or her target bonus amount, as described in the Compensation Discussion and Analysis section above. For fiscal years 2013 and 2012, the maximum performance goal was attained and each named officer received his or her bonus based on his or her respective maximum bonus calculation or other measurement as determined by the Compensation Committee as described in the Compensation Discussion and Analysis section above.

(3)
As described in the Compensation Discussion and Analysis section above, the Company maintains a 401(k) and profit sharing plan and provides an annual car allowance to Mr. Danielson. The amounts of each of these benefits for fiscal year 2014 is reported in the supplemental table below.

(4)
The amount set forth in this column for Mr. Ouchley represents a $25,000 signing bonus.

Name	401(k) Matching Contribution	Profit Sharing Contribution	Auto Allowance	Relocation Benefits		Total
James F. Cleary, Jr.	$7,800	$7,800	—	—		$15,600
Mary Patricia B. Thompson	$9,581	$7,800	—	—		$17,381
Jeffrey J. Danielson	$7,765	$7,800	$6,500	—		$22,065
John J. Francis	$7,764	$7,800	—	—		$15,564
Jeremy C. Ouchley	$4,485	—	—	$8,350	(1)	$12,835

(1)
The amount set forth in this column represents relocation benefits that the Company provided to Mr. Ouchley in connection with his relocation to Idaho.

Grants of Plan-Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All other Stock Awards: Number of Shares of Stock or Units
						Grant Date Fair Value of Stock Awards(2)
Name	Grant Date	Threshold	Target	Maximum
James F. Cleary, Jr.	—	—	$350,000	$550,000	—	—
	9/26/2014				3,500	$513,065
Mary Patricia B. Thompson	—	—	$210,000	$330,000	—	—
	9/26/2014				3,500	$513,065
Jeffrey J. Danielson	—	—	$86,243	$120,741	—	—
	9/26/2014				2,000	$293,180
John J. Francis	—	—	$84,311	$118,035	—	—
	9/26/2014				2,000	$293,180
Jeremy C. Ouchley	—	—	$110,000	$110,000	—	—
	10/2/2013				2,000	$307,760
	9/26/2014				2,000	$293,180

(1)
For fiscal year 2014, each named executive officer was eligible to earn a bonus if designated financial performance goals were met, pursuant to the Company's Annual Incentive Bonus Plan, described in the Compensation Discussion and Analysis section above. Because these performance goals were met, as described in the Compensation Discussion and Analysis section above, each named executive officer's actual bonus is also reported under the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table above.

(2)
The amount in this column represents the aggregate grant date fair value of the award calculated in accordance with the valuation guidelines of ASC 718 with respect to the restricted stock granted, as described in the Compensation Discussion and Analysis section above. Accordingly, under ASC 718 the Company is required to recognize the fair market value of restricted stock awards on the grant date, calculated at the closing market price of an equivalent number of shares of the Company's common stock, over the vesting period of the restricted stock awards.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards						Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(1)	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
James F. Cleary, Jr.	9/26/2011	—	—	—	—	—	1,400	$207,760	—	—
	9/26/2012						1,400	$207,760
	9/26/2013						2,800	$415,520
	9/26/2014						3,500	$519,400
Mary Patricia B. Thompson	9/26/2011	—	—	—	—	—	1,400	$207,760	—	—
	9/26/2012						1,400	$207,760
	9/26/2013						2,800	$415,520
	9/26/2014						3,500	$519,400
Jeffrey J. Danielson	9/26/2011	—	—	—	—	—	800	$118,720	—	—
	9/26/2012						700	$103,880
	9/26/2013						1,600	$237,440
	9/26/2014						2,000	$296,800
John J. Francis	9/26/2011	—	—	—	—	—	800	$118,720	—	—
	9/26/2012						700	$103,880
	9/26/2013						1,600	$237,440
	9/26/2014						2,000	$296,800
Jeremy C. Ouchley	10/2/2013	—	—	—	—	—	2,000	$296,800
	9/26/2014						2,000	$296,800

(1)
The vesting dates of each of the outstanding restricted stock grants are as follows:

Name	Grant Date	Vesting
Cleary	9/26/2011	700 shares each on 9/26/2015 and 9/26/2016
	9/26/2012	700 shares each on 9/26/2015 and 9/26/2016
	9/26/2013	700 shares each on 9/26/2015, 9/26/2016, 9/26/2017 and 9/26/2018
	9/26/2014	700 shares each on 9/26/2015, 9/26/2016, 9/26/2017, 9/26/2018 and 9/26/2019
Thompson	9/26/2011	700 shares each on 9/26/2015 and 9/26/2016
	9/26/2012	700 shares each on 9/26/2015 and 9/26/2016
	9/26/2013	700 shares each on 9/26/2015, 9/26/2016, 9/26/2017 and 9/26/2018
	9/26/2014	700 shares each on 9/26/2015, 9/26/2016, 9/26/2017, 9/26/2018 and 9/26/2019
Danielson	9/26/2011	400 shares each on 9/26/2015 and 9/26/2016
	9/26/2012	350 shares each on 9/26/2015 and 9/26/2016
	9/26/2013	400 shares each on 9/26/2015, 9/26/2016, 9/26/2017 and 9/26/2018
	9/26/2014	400 shares each on 9/26/2015, 9/26/2016, 9/26/2017, 9/26/2018 and 9/26/2019
Francis	9/26/2011	400 shares each on 9/26/2015 and 9/26/2016
	9/26/2012	350 shares each on 9/26/2015 and 9/26/2016
	9/26/2013	400 shares each on 9/26/2015, 9/26/2016, 9/26/2017 and 9/26/2018
	9/26/2014	400 shares each on 9/26/2015, 9/26/2016, 9/26/2017, 9/26/2018 and 9/26/2019
Ouchley	10/2/2013	400 shares each on 10/2/2014, 10/2/2015, 10/2/2016, 10/2/2017 and 10/2/2018
	9/26/2014	400 shares each on 9/26/2015, 9/26/2016, 9/26/2017, 9/26/2018 and 9/26/2019

 Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number Of Shares Acquired on Vesting	Value Realized on Vesting
James F. Cleary, Jr.	—	—	3,100	$453,879
Mary Patricia B. Thompson	—	—	2,800	$410,067
Jeffrey J. Danielson	—	—	1,550	$226,995
John J. Francis	—	—	1,750	$256,861
Jeremy C. Ouchley	—	—	—	—

Potential Payments on Termination or Change in Control

        As described in the Compensation Discussion and Analysis section above, each of our named executive officers other than Mr. Francis and Mr. Ouchley is party to an executive stock agreement. Mr. Francis and Mr. Ouchley are each a party to a non-disclosure and non-competition agreement. These agreements provide that, unless the Company desires to waive the covenant not to compete that is otherwise enforceable for one year (two years in the case of Mr. Cleary) following termination, each named executive officer is entitled to continued payment of base salary, at the rate in effect on the date of termination, for a period of twelve months following termination. Accordingly, if the Company terminated the employment of Mr. Cleary, Ms. Thompson, Mr. Danielson, Mr. Francis, and Mr. Ouchley on September 30, 2014 without cause or employment was terminated by the executive with good reason (defined to include relocation of our executive offices by more than 75 miles (or outside of the state of Idaho in the case of Mr. Francis and Mr. Ouchley) or a material reduction in the executive's responsibilities or compensation), each continuing executive would have been entitled to the following amounts, paid out in installments for a 12-month period:

James F. Cleary, Jr.	$500,000
Mary Patricia B. Thompson	$300,000
Jeffrey J. Danielson	$172,487
John J. Francis	$168,621
Jeremy C. Ouchley	$220,000

        In the event that a named executive officer breaches his or her noncompete obligations during the twelve-month severance period, the Company is entitled to seek injunctive relief or other relief in order to enforce the covenant, and the Company would be entitled to terminate the severance payments.

        Each named executive officer has been granted shares of restricted stock pursuant to the Company's Amended and Restated 2005 Stock-Based Incentive Compensation Plan (the "2005 Plan"), as detailed in footnote 1 to the Outstanding Equity Awards at Fiscal Year-End. The applicable award agreements provide that unvested shares of restricted stock will accelerate and become fully vested upon a Change in Control (as defined in the 2005 Plan). Accordingly, if a Change in Control occurred on September 30, 2014, when the closing market price per share of the Company's stock was $148.40, the aggregate value of the shares of restricted stock that would have vested for each continuing named executive officer upon such Change in Control would have been as follows:

James F. Cleary, Jr.	$1,350,440
Mary Patricia B. Thompson	$1,350,440
Jeffrey J. Danielson	$756,840
John J. Francis	$756,840
Jeremy C. Ouchley	$593,600

Director Compensation

        On February 13, 2014, following a review of the compensation structure for non-employee directors by the Compensation Committee, the Board of Directors approved changes to the compensation structure of the Company's non-employee directors, to be effective for the year of service beginning on the date of election in 2014. As a result of these changes, the per-meeting fees for board and committee meetings of $2,000 and $1,000 ($1,000 and $500 for meetings held via conference call), respectively, were eliminated, and the annual fixed retainer paid to non-employee directors was increased from $20,000 to $80,000. In addition, the annual fees payable to the Chairman of the Board and each Board committee in quarterly installments were changed as shown in the table below:

	Current Annual Fees	Prior Annual Fees
Chairman of the Board of Directors	$20,000	$5,000
Chairman of the Audit Committee	$20,000	$5,000
Chairman of the Compensation Committee	$10,000	$2,000
Chairman of the Finance Committee	$5,000	$—
Chairman of the Corporate Governance and Nominating Committee	$2,500	$—

        Also as part of such changes, the Board of Directors approved a modification to the structure of the annual equity compensation paid to non-employee directors, with the amount of equity compensation awarded annually to each such director to be based on a fixed dollar value of $120,000 determined by reference to the average of the high and low trading prices of the Company's common stock on the grant date, rather than a fixed number of shares of the Company's stock. Accordingly, during fiscal year 2014, non-employee directors received shares of common stock with a value on the grant date of $120,000. The Compensation Committee intends to repeat this grant to the non-employee directors on an annual basis but is not required to do so.

	Fiscal year	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Keith E. Alessi	2014	$69,063	$121,112	—	—	—	—	$190,175
Bruce C. Bruckmann	2014	$82,125	$121,112	—	—	—	—	$203,237
D. Mark Durcan(2)	2014	$44,516	$111,456	—	—	—	—	$155,972
John F. McNamara(3)	2014	$18,125	—	—	—	—	—	$18,125
A. Craig Olson	2014	$80,875	$121,112	—	—	—	—	$201,987
Robert N. Rebholtz, Jr.	2014	$64,500	$121,112	—	—	—	—	$185,612
William J. Robison	2014	$73,250	$121,112	—	—	—	—	$194,362

(1)
The amount in this column represents the aggregate grant date fair value of the award calculated in accordance with the valuation guidelines of ASC 718 with respect to outstanding stock granted to each non-employee director, as described in the Compensation Discussion and Analysis section above. Except as otherwise disclosed in the footnotes that follow, the Company's stock grants to directors are unrestricted and, accordingly, the full grant date fair value of the shares granted is incurred as an expense by the Company on such grant date pursuant to ASC 718.

(2)
Mr. Durcan was appointed to the Board of Directors by the Board on March 10, 2014, to fill the seat left vacant by Mr. McNamara's retirement.

(3)
Mr. McNamara retired from the Board of Directors effective February 12, 2014.

 COMPENSATION COMMITTEE REPORT

        The Compensation Committee of our Board of Directors is composed entirely of independent directors, and currently consists of Chairman William J. Robison, Keith E. Alessi and D. Mark Durcan. The Board has determined that each of these members is independent under NASDAQ listing standards currently in effect. The Compensation Committee administers our executive compensation program. The role of the Compensation Committee is to oversee our compensation and benefit plans and policies, to administer our equity plans (including reviewing and approving equity grants to our officers and directors) and to review and approve annually all compensation decisions relating to directors and elected officers, including those for our Chief Executive Officer and the other executive officers named in the Summary Compensation Table (the "named executive officers"). The Compensation Committee works with management to develop relationships between pay levels, financial performance and returns to stockholders in order to align our compensation structure with our organizational objectives.

        The Compensation Committee discharges the responsibilities of the Board of Directors relating to the compensation of the Company's executive officers and directors. The Compensation Committee has overall responsibility for evaluating and approving executive officer and director compensation plans and policies. The specific responsibilities and functions of the Compensation Committee are delineated in the charter of the Compensation Committee, which can be found on the Company's website at www.mwivet.com.

  Compensation Consultant

        The Compensation Committee has the authority under its charter to engage the services of outside advisors, experts and others to assist the Compensation Committee. In fiscal year 2014, the Compensation Committee did not, however, engage any compensation consultant.

  Role of Executive Officers

        The Company's Chief Executive Officer advises the Compensation Committee annually regarding the results of each other named executive officer's performance review and provides the Compensation Committee with written recommendations for target levels of compensation and benefits for each of the other named executive officers. In addition, the Company's Chief Executive Officer may periodically make recommendations to the Compensation Committee regarding hiring Company executives. The Compensation Committee meets in executive session, however, to discuss the Chief Executive Officer's compensation levels and independently conducts a review of the Chief Executive Officer's performance for purposes of determining suitable increases in levels of compensation. This review is led by the Chairman of the Compensation Committee.

  Compensation Committee Interlocks and Insider Participation

        During fiscal year 2014, none of the members of the Compensation Committee was an officer (or former officer) or employee of the Company. None of our executive officers served on the Compensation Committee (or another board committee with similar functions or, if none, the board) of another entity where one of that entity's executive officers served on our Compensation Committee. None of our executive officers was a director of another entity where one of that entity's executive officers served on our Compensation Committee; and none of our executive officers served on the Compensation Committee or the entire Board of Directors of another entity where one of that entity's executive officers served as a director on our Board of Directors.

  Compensation Committee Statement

        The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis section of the Company's proxy statement with management, and based on the Compensation Committee's review and discussion with management, the Compensation Committee recommended to the Company's Board of Directors that the Compensation Discussion and Analysis section be included in the Company's proxy statement for fiscal year 2014.

        Members of the Compensation Committee:

William J. Robison, Chairman Keith E. Alessi D. Mark Durcan

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        The rules of the Securities and Exchange Commission require the Company to disclose late filings of stock transaction reports by its executive officers and directors and by certain beneficial owners of the Company's common stock. Based solely on a review of reports filed by these persons or entities, we believe that each of our executive officers, directors and certain beneficial owners of the Company's common stock complied with all Section 16(a) filing requirements applicable to them during fiscal year 2014.

CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

        MWI Veterinary Supply Co., a subsidiary of the Company, and Agri Beef, hold 50.0% and 3.6%, respectively, of the membership interests in Feeders' Advantage, L.L.C. ("Feeders' Advantage"). The Company charged Feeders' Advantage for certain operating and administrative services of approximately $1,097,000 for the fiscal year ended September 30, 2014. Sales of products to Feeders' Advantage were approximately $68.5 million for the fiscal year ended September 30, 2014. Mr. Cleary, the Company's President and Chief Executive Officer, and Mr. Rebholtz, one of the Company's directors, are each members of the Board of Managers of Feeders' Advantage.

        The Company also allows Feeders' Advantage to use its cash management system to finance its day-to-day operations. At any given time, the outstanding position used in the cash management system may be a receivable or a payable depending on the cash activity. A receivable balance bears interest at the prime rate. The interest due on the outstanding receivable is calculated and charged to Feeders' Advantage on the last day of each month. Conversely, to the extent the Company has a payable balance due to Feeders' Advantage, the payable balance accrues interest in favor of Feeders' Advantage at the average federal funds rate in effect for that month.

        During the fiscal year ended September 30, 2014, the balance ranged from a payable balance of approximately $1,638,000 to a receivable balance of approximately $3,461,000. As of November 30, 2014, there was a receivable balance of approximately $485,000. As of September 30, 2014 and 2013, the Company had a payable balance to Feeders' Advantage of approximately $1,495,000 and $777,000, respectively.

        We do not have a formal written policy for review and approval of transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K. However, our practice is that any such transaction must receive the prior approval of a majority of the non-interested members of the Board of Directors.

Director Independence

        Director independence is discussed under the heading "Corporate Governance" on page A-7 of this Information Statement.

 AUDIT COMMITTEE REPORT

        The information contained in this report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

        The Audit Committee oversees the Company's financial reporting process on behalf of the Company's Board of Directors. Management of the Company is responsible for the preparation, presentation, and integrity of the Company's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company therein. The Company's independent registered public accounting firm is responsible for auditing those financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America, and for reviewing the Company's unaudited interim financial statements. The Audit Committee's responsibility is to monitor and review these processes. It is not the Audit Committee's duty or responsibility to conduct auditing or accounting reviews or procedures. The Committee will, however, take the appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices and ethical behavior.

        The Audit Committee will select the independent registered public accounting firm to be retained to audit the Company's financial statements, and once retained, the independent registered public accounting firm reports directly to the Audit Committee. The Audit Committee consults with and reviews recommendations made by the independent registered public accounting firm with respect to financial statements, financial records and financial controls of the Company and makes recommendations to the Board of Directors as it deems appropriate from time to time. The Audit Committee is responsible for approving both audit and non-audit services to be provided by the independent registered public accounting firm. The Audit Committee is currently composed of three directors, all of whom the Board of Directors has determined to be independent as that term is defined by applicable NASDAQ listing standards and SEC rules. The Audit Committee operates under a written charter adopted by the Board of Directors in June 2005 and amended and restated in November 2013. The Audit Committee charter is annually reviewed and ratified by the Audit Committee and Board of Directors.

        The Audit Committee will meet with management periodically to consider the adequacy of the Company's internal controls, and discuss these matters with the Company's independent registered public accounting firm. The Audit Committee will also discuss with senior management the Company's disclosure controls and procedures.

        In fulfilling its oversight responsibilities, the Audit Committee reviewed the Company's earnings release and quarterly report on Form 10-Q for the quarters ended December 31, 2013, March 31, 2014 and June 30, 2014 and the fiscal year earnings release and audited financial statements in the 2014 Annual Report on Form 10-K with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

        The Audit Committee reviewed with the independent registered public accounting firm, who is responsible for expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America, its judgment as to the quality, not just the acceptability, of the Company's accounting principles, as well as an opinion on management's assessment of, and the effective operation of, the Company's internal control over financial reporting. The Audit Committee discussed with the Company's independent registered public accounting firm the matters required to be discussed by the applicable rules of the PCAOB and SEC and such other matters as are required to be discussed under auditing standards generally accepted in the United States of America, including those matters required to be discussed by Auditing Standard No. 114. The

Audit Committee received the written disclosures and the letter from the Company's independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the audit committee concerning independence. In addition, the Audit Committee discussed with the independent registered public accounting firm its independence, including the compatibility of non-audit services with the independent registered public accounting firm's independence.

        The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for its fiscal year 2014 audit. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of its examination, its evaluation of the Company's internal controls and the overall quality of the Company's financial reporting.

        In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended September 30, 2014 for filing with the SEC.

        The Audit Committee has selected the firm of Deloitte & Touche LLP as the independent registered public accounting firm to audit and report upon the Company's financial statements and internal controls over financial reporting for fiscal year 2015. In making this selection, the Audit Committee has considered whether Deloitte & Touche LLP's provision of services other than audit services is compatible with maintaining their independence.

AUDIT COMMITTEE A. Craig Olson, Chairman Keith E. Alessi Bruce C. Bruckmann

 AUDIT AND OTHER FEES

        Aggregate fees billed to the Company for the fiscal years ended September 30, 2014 and 2013 by the Company's principal accounting firm, Deloitte & Touche LLP, were as follows:

	2014	2013
Audit Fees	$875,941	$574,668
Audit-Related Fees(1)	163,256	264,163
Tax Fees(2)	33,254	44,315
All Other Fees(3)	2,200	2,200

	$1,074,651	$885,346

(1)
The Audit-Related Fees included consultation relating to due diligence for potential acquisitions in fiscal year 2013 and 2014.

(2)
Fees were for tax compliance and consulting services rendered to the Company.

(3)
Fees were for an annual subscription to an accounting literature research software program developed and maintained by Deloitte & Touche LLP.

        The Audit Committee believes that Deloitte & Touche LLP's provision of non-audit services is compatible with maintaining such firm's independence.

  Pre-approval of Services

        All audit and permissible non-audit services provided by the Company's independent registered public accounting firm, Deloitte & Touche LLP, require pre-approval by the Audit Committee in accordance with a pre-approval policy approved by the Audit Committee in October 2005. The policy (i) includes a list of the audit, audit-related, tax and other services that have been granted general pre-approval and may be provided without specific pre-approval from the Audit Committee; (ii) includes a list of non-audit services that may not be performed by Deloitte & Touche LLP; and (iii) sets forth the pre-approval requirements for all permitted services. The policy also requires the Company's independent registered public accountant to provide the Audit Committee with a summary of all audit fees invoiced year-to-date at every regularly scheduled meeting of the Audit Committee. The pre-approval policy is reviewed on an annual basis by the Audit Committee and is subject to amendment from time to time. The Audit Committee approved all of the services provided by Deloitte & Touche LLP in fiscal year 2014 in advance of the services being performed.

Annex B

Opinion of J.P. Morgan Securities

J.P. Morgan

January 11, 2015

The Board of Directors
MWI Veterinary Supply, Inc.
3041 W. Pasadena Dr.
Boise, ID 83705

Members of the Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the "Company Common Stock"), of MWI Veterinary Supply, Inc. (the "Company") of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of January 11, 2015 (the "Agreement"), among the Company, AmerisourceBergen Corporation (the "Acquiror") and its wholly-owned subsidiary, Roscoe Acquisition Corp. ("Acquisition Sub"). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub or another direct or indirect wholly owned subsidiary of the Acquiror to commence a tender offer for all the shares of the Company Common Stock (the "Tender Offer") at a price for each share equal to $190.00 (the "Consideration") payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the "Merger") and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury, by Acquiror or Acquisition Sub and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the "Transaction".

        In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

        In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

        In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company, and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

        Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

        We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Acquiror, for which we and such affiliates have received customary compensation. Such services during such period have included acting as a joint bookrunner on the Acquiror's bond offering in May of 2014, acting as a joint lead arranger on the Acquiror's syndicated credit facility in August of 2014, and providing asset management services during such two year period. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Acquiror, for which it receives customary compensation or other financial benefits. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

        On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

        The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares into the Tender Offer or how such stockholder should vote with respect to the

Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC

Annex C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF
DELAWARE

§ 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation", and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation".

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.